Dreyfus BASIC Municipal Money Market Fund

ANNUAL REPORT August 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC Municipal Money Market Fund, covering the 12-month period from September 1, 2006, through August 31, 2007.

The U.S. economy produced mixed signals during the reporting period, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. More recently, a change in the credit cycle has produced heightened volatility in the more credit-sensitive sectors in the U.S. bond market, and investors have become more sensitive to risks.

In our analysis, turmoil in credit markets has increased the downside risks to the U.S. economy, with the housing recession and consumer slowdown likely to be more intense than previously expected. A more severe midcycle slowdown may help relieve prevailing inflationary pressures, and we therefore believe that the Federal Reserve Board will do what is necessary to continue to promote economic growth while attempting to maintain market stability. As always, your financial advisor can help you position your portfolio for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
September 19, 2007



DISCUSSION OF FUND PERFORMANCE

*For the period from September 1, 2006, through August 31, 2007, as
provided by Colleen Meehan, Senior Portfolio Manager*

Fund and Market Performance Overview

Despite heightened turbulence in longer-term fixed-income markets
during July and August, yields of tax-exempt money market securities
remained relatively stable as key short-term interest rates remained
unchanged throughout the reporting period.

For the 12-month period ended August 31, 2007, Dreyfus BASIC
Municipal Money Market Fund produced a yield of 3.27%. Taking
into account the effects of compounding, the fund also produced an
effective yield of 3.32%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal
income tax as is consistent with the preservation of capital and the
maintenance of liquidity. To pursue this goal, the fund normally invests
substantially all of its net assets in short-term, high-quality, municipal
obligations that provide income exempt from federal income tax. The
fund may also invest in high-quality, short-term structured notes,
which are derivative instruments whose value is tied to underlying
municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we
attempt to add value by constructing a diverse portfolio of high-
quality, federally tax-exempt money market instruments. Second, we
actively manage the fund's average maturity in anticipation of what we
believe are interest-rate trends, supply-and-demand changes in the
short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may
decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher

yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range which, if purchased, would tend to lengthen the fund's average weighted maturity. We also may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

Short-Term Interest Rates Remained Steady Despite Economic and Credit Concerns

The reporting period was characterized by heightened levels of volatility in the U.S. bond market, stemming primarily from credit concerns in the sub-prime mortgage sector. In contrast, tax-exempt money market instruments traded within a relatively narrow range as the Federal Reserve Board (the "Fed") remained on the sidelines throughout the reporting period.

A slowing U.S. economy raised expectations of a rate cut earlier in the reporting period. However, while inflation concerns had waned over the final months of 2006, they were rekindled by resurgent energy prices in the spring. Faced with mixed economic and inflation signals, the Fed risked an acceleration of inflation if it cut interest rates, while rate hikes might have led to a more severe economic decline.

With the Fed on hold, the tax-exempt money markets were influenced mainly by supply-and-demand forces. Investment banks continued to create a substantial volume of variable rate demand notes ("VRDNs") and tender option bonds ("TOBs"), putting upward pressure on short-term yields. At times, VRDNs and TOBs provided higher yields than longer-dated municipal notes due to the ample supply of floating-rate product. The rest of the yield curve remained relatively flat, with little difference in yields between six months and one year.

Although some areas have felt the impact of weak housing markets more than others, the fiscal conditions of most states and municipalities remained sound during the reporting period. As a result, the winter and spring of 2007 was a time of relatively low issuance volumes in the short-term tax-exempt fixed-rate market. Meanwhile, investor demand has been robust as investors engaged in a "flight to quality" during the credit crisis. As a result, tax-exempt money market assets reached a record high during the reporting period.

A Conservative Investment Posture Was Warranted in an Uncertain Market

We generally have maintained the fund's weighted average maturities in a range that is in line with to slightly longer than industry averages. We focused primarily on VRDNs, complementing those holdings with tax-exempt commercial paper and seasoned municipal notes with maturities between three and nine months. We have "laddered" the fund's longer-dated holdings so that their maturities are staggered. This strategy is designed to help stabilize the fund's yield and protect it from unexpected fluctuations in short-term interest rates. As always, we have maintained conservative credit standards, which we believe has become more important in the recent credit crisis.

Recently the Fed cut the overnight federal funds rate to 4.75%. If it appears to us that the rate cut is the first of several, we may increase the fund's weighted average maturity to lock in prevailing yields for a longer period.

September 19, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation, pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice. Had these expenses not been absorbed, the fund's yield would have been 3.12% and the fund's effective yield would have been 3.17%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from March 1, 2007 to August 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,016.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

August 31, 2007

Short-Term Investments−99.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−1.2%				
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	4.02	9/7/07	2,300,000 [a]	2,300,000
Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank)	4.06	9/7/07	1,900,000 [a]	1,900,000
California−.7%				
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.12	9/7/07	2,460,000 [a,b]	2,460,000
Colorado−.6%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	3.93	9/7/07	2,000,000 [a]	2,000,000
District of Columbia−.6%				
District of Columbia, Revenue (Idea Public Charter School) (LOC; Allfirst Bank)	4.00	9/7/07	2,200,000 [a]	2,200,000
Florida−2.9%				
Capital Trust Agency, Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.15	9/7/07	2,835,000 [a,b]	2,835,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	2,000,000	2,020,807
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Shell Point/Alliance Obligated Group −Shell Point Village Project)	5.25	11/15/07	1,000,000	1,002,928
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.75	9/13/07	1,500,000	1,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				

Sunshine State Governmental
  Financing Commission, Revenue,
  CP (Liquidity Facility; DEPFA
  Bank PLC)
	3.82	10/11/07	2,500,000	2,500,000

Georgia–6.9%				

Atlanta,
  Airport Revenue (Merlots
  Program) (Insured; FGIC and
  Liquidity Facility; Wachovia Bank)
	4.07	9/7/07	5,070,000 a,b	5,070,000

Gainesville Housing Authority,
  MFHR (Lenox Park Apartments
  Project) (Liquidity Facility;
  Merrill Lynch)
	4.15	9/7/07	3,270,000 a,b	3,270,000

Savannah Economic Development
  Authority, Exempt Facility
  Revenue (Home Depot Project)
	4.17	9/7/07	15,000,000 a	15,000,000

Idaho–.9%				

Oneida County Economic Development
  Corporation, IDR (Hess Pumice
  Products, Inc. Project)
  (LOC; Key Bank)
	4.13	9/7/07	3,055,000 a	3,055,000

Illinois–4.8%				

Illinois,
  GO (Liquidity Facility; Citigroup
  Global Markets Holdings)
	4.03	9/7/07	2,495,000 a,b	2,495,000

Illinois Development Finance
  Authority, IDR (Wisconsin Tool
  Project) (LOC; Wachovia Bank)
	4.07	9/7/07	3,990,000 a	3,990,000

Illinois Development Finance
  Authority, Revenue (Aurora
  Central Catholic High School)
  (LOC; Allied Irish Banks)
	4.22	9/7/07	1,000,000 a	1,000,000

Illinois Development Finance
  Authority, Revenue (Park Ridge
  Youth Campus Project)
  (LOC; ABN-AMRO)
	4.03	9/7/07	1,300,000 a	1,300,000

Illinois Finance Authority,
  Revenue (Elgin Academy
  Project) (LOC; Charter One
  Bank, N.A.)
	4.01	9/7/07	2,185,000 a	2,185,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
University of Illinois of Trustees, Auxiliary Facilities System Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Capital Corp.)	3.95	9/7/07	5,225,000 [a,b]	5,225,000
Indiana—1.3%				
Central High School Building Corporation, First Mortgage Revenue, Refunding (Insured; AMBAC)	4.25	2/1/08	1,760,000	1,763,182
Fort Wayne, EDR (Park Center Project) (LOC; National City Bank)	4.08	9/7/07	2,660,000 [a]	2,660,000
Iowa—.3%				
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program— Loras College) (LOC; ABN-AMRO)	4.50	5/20/08	1,000,000	1,005,167
Kentucky—1.5%				
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	4.15	9/7/07	5,000,000 [a]	5,000,000
Louisiana—1.3%				
Lehman Municipal Trust Receipts (Jefferson Parish Home Mortgage Authority) (Liquidity Facility; Lehman Liquidity Corporation and LOC: FNMA and GNMA)	4.30	9/7/07	4,255,000 [a,b]	4,255,000
Maryland—.6%				
Maryland Economic Development Corporation, Revenue (Chesapeake Advertising Facility) (LOC; M&T Bank)	4.20	9/7/07	2,110,000 [a]	2,110,000
Michigan—9.0%				
ABN AMRO Munitops Certificate Trust (Michigan Housing Development Authority) (Insured; GNMA and Liquidity Facility; ABN-AMRO)	4.06	9/7/07	9,415,000 [a,b]	9,415,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Georgetown Township Economic Development Corporation, LOR (Sunset Manor, Inc. Project) (LOC; Huntington National Bank)	4.09	9/7/07	4,000,000 a	4,000,000
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	5.38	11/15/07	1,500,000	1,505,083
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	4.03	9/7/07	2,900,000 a	2,900,000
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	2,400,000	2,421,935
Michigan Strategic Fund, LOR (Merchants LLC Project) (LOC; National City Bank)	4.13	9/7/07	2,035,000 a	2,035,000
Michigan Strategic Fund, LOR (NSS Technologies Project) (LOC; Wachovia Bank)	4.12	9/7/07	4,000,000 a	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	4.11	9/7/07	4,120,000 a	4,120,000
Minnesota−.5%				
Waite Park, IDR (McDowall Company Project) (LOC; U.S. Bank NA)	4.08	9/7/07	1,740,000 a	1,740,000
Mississippi−.7%				
Mississippi Business Finance Corporation, Revenue (Jackson Preparatory School Foundation Project) (LOC; First Tennessee Bank)	4.05	9/7/07	2,250,000 a	2,250,000
Missouri−1.0%				
Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	4.15	9/7/07	3,500,000 a,b	3,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Nevada—1.7%				
Reno, Subordinate Lien Sales Tax Revenue (ReTrac-Reno Transportation Rail Access Corridor Project) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	4.01	9/7/07	5,780,000 [a,b]	5,780,000
North Carolina—3.4%				
Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) (LOC; Wachovia Bank)	4.07	9/7/07	3,135,000 [a]	3,135,000
North Carolina Medical Care Commission, Health Care Facilities Revenue (Novant Health Obligated Group)	5.00	11/1/07	1,825,000	1,828,847
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	4.02	9/7/07	6,480,000 [a,b]	6,480,000
North Dakota—.9%				
North Dakota Rural Water Finance Corporation, Public Projects Construction Notes	3.80	4/1/08	3,000,000 [c]	3,000,000
Ohio—5.1%				
Clark County, Solid Waste Facilities Revenue (Eastwood Dairy LLC Project) (LOC; National City Bank)	4.14	9/7/07	2,750,000 [a]	2,750,000
Ohio State Higher Educational Facilities, Revenue (Cedarville University Project) (LOC; Key Bank)	4.06	9/7/07	6,210,000 [a]	6,210,000
Student Loan Funding Corporation, Student Loan Senior Revenue, Refunding (Liquidity Facility; Citibank NA)	4.02	9/7/07	8,400,000 [a]	8,400,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oklahoma−1.0%				

Oklahoma County Finance
  Authority, MFHR (Sante Fe
  Pointe Apartments)
  (LOC; Societe Generale)
	3.75	12/1/07	3,500,000	3,500,000

Pennsylvania−14.9%				

Bucks County Industrial
  Development Authority, Revenue
  (Christian Life Center Project)
  (LOC; Wachovia Bank)
	4.07	9/7/07	1,700,000 a	1,700,000

Chester County Industrial
  Development Authority, Revenue
  (YMCA of the Brandywine Valley
  Project) (LOC; Fulton Bank)
	4.03	9/7/07	3,500,000 a	3,500,000

Chester County Industrial
  Development Authority, Student
  Housing Revenue (University
  Student Housing LLC Project at
  West Chester University) (LOC;
  Citizens Bank of Pennsylvania)
	4.03	9/7/07	7,210,000 a	7,210,000

Dauphin County General Authority,
  Revenue (School District Pooled
  Financing Program) (Insured; FSA
  and Liquidity Facility: Bank of
  Nova Scotia and KBC Bank)
	3.98	9/7/07	2,300,000 a	2,300,000

Lancaster County,
  GO Notes (Insured; FSA and
  Liquidity Facility; Royal Bank
  of Canada)
	3.99	9/7/07	3,000,000 a	3,000,000

Lancaster Industrial Development
  Authority, Revenue (Student
  Lodging and Student Services
  Project) (LOC; Fulton Bank)
	4.05	9/7/07	4,115,000 a	4,115,000

Lehigh County General Purpose
  Authority, HR (Saint Luke's Hospital
  of Bethlehem, Pennsylvania Project)
  (Liquidity Facility; Citibank
  NA and LOC; Citibank NA)
	3.67	9/7/07	9,340,000 a,b	9,340,000

Montgomery County Industrial
  Development Authority, PCR, CP
  (Exelon Project) (LOC;
  Wachovia Bank)
	3.75	10/24/07	5,150,000	5,150,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4.00	9/7/07	3,360,000 [a]	3,360,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.12	9/7/07	2,000,000 [a,b]	2,000,000
Reading Regional Airport Authority, Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4.02	9/7/07	3,940,000 [a]	3,940,000
Scranton Redevelopment Authority, LR (LOC; PNC Bank N.A.)	4.02	9/7/07	1,900,000 [a]	1,900,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.99	9/7/07	3,500,000 [a]	3,500,000
South Dakota−.9%				
South Dakota Housing Development Authority, Homeownership Mortgage Revenue	4.25	8/15/08	3,000,000	3,012,486
Tennessee−7.3%				
Chattanooga Metropolitan Airport Authority, Revenue, Refunding (LOC; First Tennessee Bank)	4.15	9/7/07	9,325,000 [a]	9,325,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.75	10/1/07	2,000,000	2,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	4.10	9/7/07	4,500,000 [a,b]	4,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	4.10	9/7/07	9,000,000 [a,b]	9,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas—9.0%				
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	4.02	9/7/07	3,660,000 [a]	3,660,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	4.03	9/7/07	3,460,000 [a,b]	3,460,000
Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.)	4.05	9/7/07	3,225,000 [a]	3,225,000
Harris County Metropolitan Transit Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	3.80	10/17/07	2,500,000	2,500,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.72	11/14/07	5,000,000	5,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	4.25	9/7/07	5,945,000 [a]	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.)	4.11	9/7/07	3,315,000 [a,b]	3,315,000
South Plains Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.30	4/19/08	3,410,000	3,419,024
Utah—1.9%				
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments LLC) (Insured; FNMA and Liquidity Facility; FNMA)	4.04	9/7/07	6,400,000 [a]	6,400,000
Vermont—3.1%				
University of Vermont and State Agricultural College, CP	3.75	10/1/07	2,500,000	2,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Vermont (continued)				
University of Vermont and State Agricultural College, CP	3.73	10/9/07	4,575,000	4,575,000
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.78	10/16/07	2,450,000	2,450,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank)	4.07	9/7/07	860,000 [a]	860,000
Virginia—2.3%				
Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Company)	4.08	9/7/07	3,265,000 [a]	3,265,000
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) (LOC; HSBC Bank USA)	4.35	9/7/07	3,170,000 [a]	3,170,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank)	4.17	9/7/07	1,290,000 [a]	1,290,000
Washington—5.0%				
Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) (LOC; Key Bank)	4.13	9/7/07	2,855,000 [a]	2,855,000
Washington Housing Finance Commission, MFHR (The Vintage at Everett Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA)	4.00	9/7/07	5,250,000 [a]	5,250,000
Washington Housing Finance Commission, MFHR, Refunding (Avalon Ridge Apartments Project) (Collateralized; FNMA)	4.06	9/7/07	8,755,000 [a]	8,755,000
Wisconsin—3.8%				
Fond Du Lac, Waterworks System Revenue, BAN	4.50	7/1/08	3,000,000	3,013,419

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Wisconsin (continued)					
Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	4.10	9/7/07	3,320,000	a,b	3,320,000
Waupaca, IDR (Gusmer Enterprises, Inc. Project) (LOC; Wachovia Bank)	4.12	9/7/07	3,350,000	a	3,350,000
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) (LOC; Bank One)	4.00	9/7/07	3,145,000	a	3,145,000
Wyoming−3.5%					
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	7,000,000		7,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citigroup Global Market Holdings)	3.80	11/30/07	5,000,000		5,000,000
U.S. Related−.9%					
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	4.03	9/7/07	3,000,000	a,b	3,000,000
Total Investments (cost $337,647,878)			**99.5%**		**337,647,878**
Cash and Receivables (Net)			**.5%**		**1,724,045**
Net Assets			**100.0%**		**339,371,923**

a   *Securities payable on demand. Variable interest rate—subject to periodic change.*

b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $88,720,000 or 26.1% of net assets.*

c   *Purchased on a delayed delivery basis.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	81.6
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	3.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	15.4
					100.0

[†] *Based on total investments.*
[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	337,647,878	337,647,878
Cash		2,636,674
Interest receivable		2,329,312
Prepaid expenses		10,720
		342,624,584
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		124,718
Payable for investment securities purchased		3,000,000
Payable for shares of Common Stock redeemed		77,412
Accrued expenses		50,531
		3,252,661
Net Assets ($)		**339,371,923**
Composition of Net Assets ($):		
Paid-in capital		339,315,423
Accumulated net realized gain (loss) on investments		56,500
Net Assets ($)		**339,371,923**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		339,315,423
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2007

Investment Income ($):	
Interest Income	**12,881,489**
Expenses:	
Management fee–Note 2(a)	1,734,385
Shareholder servicing costs–Note 2(b)	174,953
Professional fees	56,278
Custodian fees–Note 2(b)	34,772
Registration fees	23,802
Directors' fees and expenses–Note 2(c)	23,029
Prospectus and shareholders' reports	11,742
Miscellaneous	28,142
Total Expenses	**2,087,103**
Less–reduction in management fee due to undertaking–Note 2(a)	(526,157)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(11,731)
Net Expenses	**1,549,215**
Investment Income–Net	**11,332,274**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**62,837**
Net Increase in Net Assets Resulting from Operations	**11,395,111**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2007	2006
Operations ($):		
Investment income–net	11,332,274	10,035,730
Net realized gain (loss) on investments	62,837	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**11,395,111**	**10,035,730**
Dividends to Shareholders from ($):		
Investment income–net	**(11,332,274)**	**(10,035,730)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	219,209,100	205,775,507
Dividends reinvested	10,950,666	9,686,729
Cost of shares redeemed	(254,081,534)	(273,218,253)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(23,921,768)**	**(57,756,017)**
Total Increase (Decrease) in Net Assets	**(23,858,931)**	**(57,756,017)**
Net Assets ($):		
Beginning of Period	363,230,854	420,986,871
End of Period	**339,371,923**	**363,230,854**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.033	.028	.016	.007	.009
Distributions:					
Dividends from investment income−net	(.033)	(.028)	(.016)	(.007)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.32	2.82	1.64	.67	.87
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.61	.60	.60	.61
Ratio of net expenses to average net assets	.45	.44	.44	.44	.45
Ratio of net investment income to average net assets	3.27	2.76	1.63	.67	.87
Net Assets, end of period ($ x 1,000)	339,372	363,231	420,987	448,827	383,146

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Management believes that the application of this standard does not have a material impact on the financial statements of the fund.

At August 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended August 31, 2007 and August 31, 2006, were all tax exempt income.

At August 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $526,157 during the period ended August 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2007, the fund was charged $131,462 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2007, the fund was charged $28,371 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund compensates The Bank of New York, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. For the two months ended August 31, 2007, the fund was charged $3,966 pursuant to the custody agreement.

During the period ended August 31, 2007, the fund was charged $4,539 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $142,344, custodian fees $8,979, chief compliance officer fees $2,009 and transfer agency per account fees $2,479, which are offset against an expense reimbursement currently in effect in the amount of $31,093.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus BASIC Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC Municipal Money Market Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC Municipal Money Market Fund at August 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
October 15, 2007

IMPORTANT TAX INFORMATION

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by the Manager's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on the current financial statements available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher and lower than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was lowest in the Expense Group and lower than the Expense Universe median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund achieved first quintile total return rankings (the first quintile reflecting the highest performance ranking group) in its Performance Group and Performance Universe for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director
• Ivory Investment Management, L.P., a registered investment advisor to three private funds, Senior Advisor

No. of Portfolios for which Board Member Serves: 163

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

————————

Joni Evans (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of
 Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
 exempt research foundation engaged in the study of economic, foreign policy and
 domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

————————

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Visiting Nurse Service of New York, Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus BASIC
Municipal Money
Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0122AR0807

Dreyfus BASIC
New Jersey Municipal
Money Market Fund

ANNUAL REPORT August 31, 2007



Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus BASIC New Jersey Municipal Money Market Fund, covering the 12-month period from September 1, 2006, through August 31, 2007.

The U.S. economy produced mixed signals during the reporting period, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. More recently, a change in the credit cycle has produced heightened volatility in the more credit-sensitive sectors in the U.S. bond market, and investors have become more sensitive to risks.

In our analysis, turmoil in credit markets has increased the downside risks to the U.S. economy, with the housing recession and consumer slowdown likely to be more intense than previously expected. A more severe midcycle slowdown may help relieve prevailing inflationary pressures, and we therefore believe that the Fed will do what is necessary to continue to promote economic growth while attempting to maintain market stability. As always, your financial advisor can help you position your portfolio for these developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
September 19, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2006, through August 31, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund and Market Performance Overview

Despite heightened turbulence in longer-term fixed-income markets during July and August, yields of tax-exempt money market securities remained relatively stable as key short-term interest rates remained unchanged throughout the reporting period.

For the 12-month period ended August 31, 2007, Dreyfus BASIC New Jersey Municipal Money Market Fund produced a yield of 3.25%. Taking into account the effects of compounding, the fund also produced an effective yield of 3.30%.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state personal income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

Short-Term Rates Remained Steady Despite Economic and Credit Concerns

When the reporting period began, the overnight federal funds rate stood at 5.25%, the result of two years of steady rate hikes as the Federal Reserve Board (the "Fed") attempted to forestall potential inflationary pressures. These moves proved to be effective, as weakness in the housing sector soon contributed to a more moderate rate of U.S. economic growth, and retreating energy prices dampened inflationary pressures.

Investors generally responded to these developments with expectations that a slower economy and lower inflation might prompt the Fed to begin reducing short-term interest rates sometime during 2007. The Fed lent credence to this view when it stated on several occasions that inflation was likely to moderate along with economic growth. In the meantime, the Fed held short-term interest rates steady, and investor sentiment vacillated between expectations of a rate cut due to the economic slowdown and anticipation that stubborn inflation would cause the Fed to remain on the sidelines longer than previously expected.

Economic and market conditions changed dramatically during the summer of 2007 when turmoil in the sub-prime mortgage market spread to other fixed-income sectors. The resulting credit crisis prompted the Fed to promote market liquidity by reducing the discount rate, the interest rate at which the Fed lends to banks. Due to rising expectations that mortgage woes and a softer housing market would constrain consumer spending, most analysts expected the Fed to follow up with a reduction in the overnight federal funds rate.

We have seen no evidence as of yet that recent developments have affected New Jersey's fiscal health. However, recent reports have indicated a slowdown in the state's employment growth rate, and a slowing national economy could put pressure on state finances.

Our Conservative Approach Balanced Income with Safety and Liquidity

In this environment, we maintained the fund's weighted average maturity in a range we considered longer than industry averages in an attempt to capture higher yields. However, to guard against the possibility of unexpected volatility in money market yields, we maintained a "laddered" portfolio in which holdings were scheduled to mature in stages. We achieved this position by balancing short-term floating-rate instruments with municipal notes and seasoned municipal bonds. We frequently found longer-term opportunities in securities issued by New Jersey school districts and municipalities.

Recently the Fed cut the overnight federal funds rate to 4.75%. If it appears to us that the rate cut is the first of several, we may increase the fund's weighted average maturity to lock in prevailing yields for a longer period.

September 19, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until such time as shareholders are given at least 90 days' notice to the contrary. Had these expenses not been absorbed, the fund's yield would have been 3.05% and the fund's effective yield would have been 3.10%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from March 1, 2007 to August 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,016.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2007

Expenses paid per $1,000†	$ 2.29
Ending value (after expenses)	$1,022.94

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Short-Term Investments−99.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Atlantic County, COP (Public Facilities Lease Agreement−Atlantic County Project) (Insured; FGIC)	7.40	3/1/08	125,000	127,219
Avalon Borough, GO Notes (Insured; FSA)	5.25	9/1/07	100,000	101,000
Berkeley Township, GO Notes, BAN	4.00	3/14/08	1,160,000	1,161,485
Berlin Township, GO Notes (Insured; FSA)	4.38	3/1/08	150,000	150,377
Branchburg Township, BAN	4.00	2/8/08	1,000,000	1,000,852
Burlington County, GO Notes (County College)	4.13	6/1/08	480,000	481,126
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (Cooper Health System Obligated Group Issue) (LOC; Commerce Bank N.A.)	4.05	9/7/07	4,600,000 [a]	4,600,000
Cape May County Municipal Utilities Authority, Sewer Revenue, Refunding (Insured; MBIA)	5.25	1/1/08	300,000	301,363
Clifton, GO Notes, TAN	4.00	2/15/08	1,000,000	1,001,103
Clifton Board of Education, GO Notes	3.75	5/15/08	100,000	100,000
Cranford Township, BAN	4.00	1/4/08	1,000,000	1,000,989
East Amwell Township, GO Notes, BAN	4.00	5/22/08	696,150	697,355
Elizabeth, GO Notes (General Improvement) (Insured; MBIA)	4.00	6/15/08	125,000	125,239
Essex County, GO Notes, Refunding (Insured; FGIC)	6.00	11/15/07	150,000	150,689
Haddonfield, GO Notes, BAN	4.00	7/24/08	1,000,000	1,001,716
Hainesport Township Board of Education, GO Notes, Refunding (Insured; FSA)	5.00	1/1/08	150,000	150,610

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hammonton, GO Notes, BAN	4.00	1/11/08	1,000,000	1,001,045
Irvington Township, GO Notes, BAN	4.25	3/14/08	1,000,000	1,002,564
Jackson Township, Special Emergency Notes	4.25	12/21/07	1,200,000	1,201,932

Jersey City,
  GO Notes (Qualified School
  Bonds) (Insured; AMBAC)
	4.75	3/1/08	110,000	110,000

Jersey City,
  GO Notes, Refunding
  (Insured; AMBAC)
	5.10	10/1/07	150,000	150,146

Lehman Municipal Trust Receipts
  (New Jersey Housing and
  Mortgage Finance Agency, SFHR)
  (Liquidity Facility; Lehman
  Liquidity Corporation)
	4.33	9/7/07	2,500,000 [a,b]	2,500,000

Lehman Municipal Trust Receipts
  (Port Authority of New York
  and New Jersey, Consolidated
  Bonds, 147th Series)
  (Liquidity Facility; Lehman
  Liquidity Corporation)
	4.28	9/7/07	4,900,000 [a,b]	4,900,000

Long Branch, BAN	4.00	2/26/08	1,238,000	1,239,449
Long Branch, GO Notes, BAN	4.00	1/30/08	1,000,000	1,000,998
Lower Municipal Township Utilities Authority, Project Note	4.25	2/27/08	1,000,000	1,002,359
Manville, GO Notes, BAN	4.25	7/2/08	1,000,000	1,003,210

Manville Borough,
  General Improvement GO Notes
  (Insured; FSA)
	3.88	9/15/07	100,000	100,004

New Jersey,
  COP (Equipment Lease Purchase
  Agreement) (Insured; AMBAC)
	4.50	6/15/08	100,000	100,496

New Jersey, GO Notes	4.75	3/1/08	100,000 [c]	100,360

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey, GO Notes	5.25	3/1/08	235,000	236,531
New Jersey, GO Notes, Refunding	5.00	7/15/08	100,000	100,968
New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank)	4.42	9/7/07	600,000 [a]	600,000
New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank)	4.10	9/7/07	2,720,000 [a]	2,720,000
New Jersey Economic Development Authority, EDR (Challenge Printing Project) (LOC; Wachovia Bank)	4.07	9/7/07	1,000,000 [a]	1,000,000
New Jersey Economic Development Authority, EDR (Hathaway Association LLC Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,030,000 [a]	2,030,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	4.10	9/7/07	5,700,000 [a]	5,700,000
New Jersey Economic Development Authority, EDR (RCC Properties LLC Project) (LOC; Wachovia Bank)	4.07	9/7/07	1,705,000 [a]	1,705,000
New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; Wachovia Bank)	4.07	9/7/07	160,000 [a]	160,000
New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; Wachovia Bank)	4.07	9/7/07	500,000 [a]	500,000
New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada)	4.06	9/7/07	3,000,000 [a]	3,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Economic Development Authority, IDR (Pennwell Holdings LLC Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,390,000 a	2,390,000
New Jersey Economic Development Authority, Natural Gas Facilities Revenue (New Jersey Natural Gas Company Project) (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	4.06	9/7/07	835,000 a,b	835,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	4.00	9/7/07	5,000,000 a	5,000,000
New Jersey Economic Development Authority, Revenue (Gloucester Marine Terminal Project) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	4.05	9/7/07	3,100,000 a,b	3,100,000
New Jersey Economic Development Authority, Revenue (Melrich Road Development Company, LLC Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,370,000 a	2,370,000
New Jersey Economic Development Authority, Revenue, Refunding (Station Plaza Park and Ride, L.P. Project) (LOC; Wachovia Bank)	4.07	9/7/07	2,300,000 a	2,300,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/08	100,000	100,602
New Jersey Educational Facilities Authority, Refunding (Higher Education Facilities Trust Fund)	5.00	9/1/07	1,640,000	1,640,148
New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue)	5.00	9/1/07	1,050,000	1,050,000
New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue)	5.00	9/1/08	265,000	268,076

Short-Term **Investments (continued)**	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey Educational Facilities Authority, Revenue (Higher Education Equipment Leasing Fund Program Issue)	5.00	9/1/07	800,000	800,000
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue	4.00	9/1/07	100,000	100,000
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Hackensack University Medical Center Issue) (Insured; MBIA)	4.40	1/1/08	100,000	100,210
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.20	10/1/07	40,000	40,031
New Jersey Transit Corporation, COP (Federal Transit Administration Grants) (Insured; AMBAC)	4.20	9/15/07	125,000	125,014
New Jersey Transportation Trust Fund Authority (Transportation System)	5.38	12/15/07	250,000	251,110
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/08	375,000	379,158
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/08	150,000	152,000
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	5.00	12/15/07	100,000	100,337
New Providence, BAN	4.00	2/22/08	1,180,000	1,181,350
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	4.15	9/7/07	883,000 [a,b]	883,000
Newark Port Authority Housing Authority, Port Newark Marine Terminal Additional Rent-Backed Revenue (Newark Redevelopment Projects) (Insured; MBIA)	5.00	1/1/08	175,000	175,673

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Northvale, GO Notes, BAN	4.35	2/20/08	185,500	185,920
Ocean County, General Improvement GO Notes	4.13	8/1/08	920,000	922,645
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,000,000	1,000,089
Ocean Township, GO Notes, BAN	4.00	12/6/07	1,850,750	1,852,157
Passaic County, GO Notes, Refunding (Insured; FGIC)	6.00	9/1/07	200,000	200,037
Passaic County, GO Notes, Refunding (Insured; MBIA)	5.00	9/1/07	525,000	525,000
Passaic County Utilities Authority, Solid Waste System Project Notes, Refunding	4.25	2/21/08	1,000,000	1,002,281
Port Authority of New York and New Jersey (Consolidated Bonds, 103th Series) (Insured; MBIA)	5.00	12/15/07	200,000	200,664
Port Authority of New York and New Jersey (Consolidated Bonds, 120th Series) (Insured; MBIA)	5.75	10/15/07	1,000,000	1,002,409
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	4.04	9/7/07	4,500,000 [a,b]	4,500,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Citibank NA)	4.05	9/7/07	2,300,000 [a,b]	2,300,000
Port Authority of New York and New Jersey, Transit Revenue (Putters Program) (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	4.05	9/7/07	1,750,000 [a,b]	1,750,000
Princeton Township, GO Notes	4.10	9/1/07	100,000	100,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Puttable Floating Option Tax Exempt Receipts (Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	4.04	9/7/07	5,000,000 [a,b]	5,000,000
Ringwood Borough, GO Notes, BAN	4.00	11/9/07	817,500	817,946
Rutherford, TAN	4.00	2/15/08	1,000,000	1,000,886
Somerset County, GO Notes	4.38	12/1/07	100,000	100,163
South Brunswick Township Board of Education, GO Notes (Insured; FGIC)	5.50	12/1/07	100,000	100,414
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/28/07	1,000,000	1,002,492
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.04	9/7/07	4,280,000 [a,b]	4,280,000
Union County Utilities Authority, Solid Waste Facility Senior LR (Ogden Martin Systems of Union, Inc. Lessee) (Insured; AMBAC)	5.50	6/1/08	100,000	100,711
University of Medicine and Dentistry of New Jersey, Revenue, COP (George Street Redevelopment Urban Renewal Associates L.L.C.) (Insured; MBIA)	4.50	9/1/07	100,000	100,000
Voorhees Township, GO Notes, BAN	4.00	7/18/08	1,000,000	1,001,689
Washington Township, GO Notes, BAN	4.00	6/11/08	1,000,000	1,001,867

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
West Deptford Township, GO Notes, BAN	4.25	9/20/07	1,430,000	1,430,395
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,000,000	1,001,236
Wood-Ridge Borough, GO Notes, BAN	4.25	2/22/08	1,000,000	1,002,204
Total Investments (cost $102,139,099)			**99.0%**	**102,139,099**
Cash and Receivables (Net)			**1.0%**	**1,007,503**
Net Assets			**100.0%**	**103,146,602**

^a *Securities payable on demand. Variable interest rate—subject to periodic change.*

^b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $30,048,000 or 29.1% of net assets.*

^c *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	43.7
AAA,AA,A[d]		Aaa,Aa,A[d]		AAA,AA,A[d]	11.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	45.3
					100.0

[†] *Based on total investments.*
[d] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2007

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	102,139,099	102,139,099
Cash		110,377
Interest receivable		1,107,761
Prepaid expenses		4,326
		103,361,563
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		66,458
Payable for investment securities purchased		102,147
Payable for shares of Common Stock redeemed		10,008
Accrued expenses		36,348
		214,961
Net Assets ($)		**103,146,602**
Composition of Net Assets ($):		
Paid-in capital		103,092,754
Accumulated net realized gain (loss) on investments		53,848
Net Assets ($)		**103,146,602**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		103,092,754
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended August 31, 2007

Investment Income ($):	
Interest Income	**4,166,437**
Expenses:	
Management fee–Note 2(a)	562,938
Shareholder servicing costs–Note 2(b)	61,575
Auditing fees	35,239
Custodian fees–Note 2(b)	12,478
Registration fees	9,290
Directors' fees and expenses–Note 2(c)	8,090
Prospectus and shareholders' reports	7,646
Legal fees	6,976
Miscellaneous	23,711
Total Expenses	**727,943**
Less–reduction in management fee due to undertaking–Note 2(a)	(221,299)
Net Expenses	**506,644**
Investment Income–Net	**3,659,793**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**53,848**
Net Increase in Net Assets Resulting from Operations	**3,713,641**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2007	2006
Operations ($):		
Investment income–net	3,659,793	3,041,654
Net realized gain (loss) on investments	53,848	2,527
Net unrealized appreciation (depreciation) on investments	–	(1,142)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,713,641**	**3,043,039**
Dividends to Shareholders from ($):		
Investment income–net	**(3,659,793)**	**(3,041,654)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	36,893,466	49,938,990
Dividends reinvested	3,534,067	2,940,824
Cost of shares redeemed	(52,525,456)	(48,032,315)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(12,097,923)**	**4,847,499**
Total Increase (Decrease) in Net Assets	**(12,044,075)**	**4,848,884**
Net Assets ($):		
Beginning of Period	115,190,677	110,341,793
End of Period	**103,146,602**	**115,190,677**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended August 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.033	.027	.016	.007	.009
Distributions:					
Dividends from investment income−net	(.033)	(.027)	(.016)	(.007)	(.009)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.30	2.78	1.59	.71	.89
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.65	.64	.64	.63	.63
Ratio of net expenses to average net assets	.45	.45	.45	.44	.45
Ratio of net investment income to average net assets	3.25	2.75	1.57	.70	.87
Net Assets, end of period ($ x 1,000)	103,147	115,191	110,342	136,108	142,099

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

On September 20, 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. Management believes that the application of this standard does not have a material impact on the financial statements of the fund.

At August 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended August 31, 2007 and August 31, 2006, were all tax exempt income.

At August 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $221,299 during the period ended August 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended August 31, 2007 the fund was charged $46,631 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2007, the fund was charged $8,771 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund compensates The Bank of New York, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. For the two months ended August 31, 2007, the fund was charged $22 pursuant to the custody agreement.

During the period ended August 31, 2007, the fund was charged $4,539 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $43,960, custodian fees $35,764, chief compliance officer fees $2,009 and transfer agency per account fees $696, which are offset against an expense reimbursement currently in effect in the amount of $15,971.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus BASIC New Jersey Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus BASIC New Jersey Municipal Money Market Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.), as of August 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus BASIC New Jersey Municipal Money Market Fund at August 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2007 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted that the fund is serviced predominantly by the Manager's retail servicing division. The Manager's representatives noted the diversity of distribution of the funds in the Dreyfus fund complex generally, and the Manager's need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group")

and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on the current financial statements available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were at and lower than the respective Expense Group medians. The Board also noted that the fund's total expense ratio was the lowest in the Expense Group and lower than the Expense Universe median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund was the top ranked fund in its Performance Group, and ranked in the first or second quintile (the first quintile reflecting the highest performance ranking group) in its Performance Universe, for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fee paid to the Manager or its affiliates by the one mutual fund managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Fund"), and explained the nature of the Similar Fund and any differences, from the Manager's perspective, in providing services to the Similar Fund as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the fund's management fee. The Board noted that the Similar Fund paid the same contractual management fee rate as the fund.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director
• Ivory Investment Management, L.P., a registered investment advisor to three private funds, Senior Advisor

No. of Portfolios for which Board Member Serves: 163

————————

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

————————

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

————————

Joni Evans (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of
  Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

————————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

——————————

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

——————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

——————————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus BASIC
New Jersey Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DBJXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0127AR0807

Dreyfus Premier High Yield Municipal Bond Fund

ANNUAL REPORT August 31, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier High Yield Municipal Bond Fund, covering the 12-month period from September 1, 2006, through August 31, 2007.

An intensifying credit crisis over the spring and summer of 2007 produced heightened volatility in the U.S. bond market. As credit concerns spread from the sub-prime mortgage area to other fixed-income market sectors, investors' appetite for risk shifted from ample to cautious. The resulting "flight to quality" produced declines in the more credit-sensitive areas of the market, including high yield bonds. However, we have seen no significant deterioration of the credit fundamentals underlying most high yield issuers, and default rates have remained near historical lows.

In our analysis, the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Many investors were encouraged by the Fed's decision in August to lower the discount rate and even more so by its decision to lower the federal funds rate 50 basis points at its September meeting. We believe that these monetary policy changes will help to stabilize short-term market volatility and allow for the current economic cycle to moderate gradually. With that said, we also feel that these factors are likely to continue to produce opportunities for some market sectors and challenges for others, which is why we encourage you to talk with your financial advisor to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
September 19, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2006, through August 31, 2007, as provided by W. Michael Petty and James Welch, Portfolio Manager

Fund and Market Performance Overview

Strong returns from high yield municipal bonds over the first 10 months of the reporting period were significantly offset by heightened volatility in July and August 2007, when credit concerns spread from the sub-prime mortgage sector to other areas of the financial markets. The fund produced lower returns than its benchmark, which is primarily composed of investment-grade municipal bonds that outperformed their high yield counterparts. However, the fund produced a higher return than the average of all funds reported in the Lipper High Yield Municipal Debt Funds category, as our security selection strategy avoided many of the harder-hit high yield credits during the downturn.

For the 12-month period ended August 31, 2007, Dreyfus Premier High Yield Municipal Bond Fund's Class Z shares produced a 1.65% total return.[1] Between their inception on March 15, 2007, and August 31, 2007, the fund's Class A shares produced a −3.32% total return and its Class C shares produced a −3.61% total return. The fund's benchmark, the Lehman Brothers Municipal Bond Index, which does not reflect fund fees and expenses, produced a 2.30% total return for the full reporting period,[2] and the fund's Lipper category average had an average return of 0.16% for the same period.[3]

The Fund's Investment Approach

The fund primarily seeks high current income exempt from federal income tax. Secondarily, the fund may seek capital appreciation to the extent consistent with its primary goal. To pursue its goals, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax. The fund normally invests at least 65% of its assets in municipal bonds rated BBB/Baa or lower by independent rating agencies or the unrated equivalent as determined by

Dreyfus. Municipal bonds rated below investment grade (BB/Ba or lower) are commonly known as "high yield" or "junk" bonds. The fund may invest up to 35% of its assets in higher-quality municipal bonds rated AAA/Aaa to A, or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds, we may assess the current interest rate environment and the municipal bond's credit profile and potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, including those that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which sell at a price below their face value, or to "premium" bonds, which sell at a price above their face value. The fund's allocation to either discount or premium bonds will change with our view of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Sub-Prime Woes Affected Municipal Bonds Despite Sound Credit Fundamentals

Moderate economic growth, stable short-term interest rates and robust investor demand helped support high yield municipal bond prices over much of the reporting period. Investors had maintained an ample appetite for risk in an environment characterized by historically low default rates and sound credit fundamentals. The fund fared well under these conditions, finding tax-exempt income opportunities in the education, health care and project finance areas. We also found attractive investment candidates among higher-quality housing-related bonds backed by U.S. government agencies. We tended to avoid bonds from housing-related issuers in regions that had been hard-hit by falling home prices, such as California, Arizona and Florida.

Our credit-conscious security selection strategy was especially beneficial over the final two months of the reporting period, when a credit crisis emanating from the sub-prime mortgage market led to trading dislocations in many fixed-income sectors, including high yield municipal bonds. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was nonetheless affected by selling pressure from highly leveraged hedge funds and other non-traditional tax-exempt investors, which were attempting to raise cash as a result of diminished access to cash stemming from the sub-prime fallout. High yield municipal bond prices later began to rebound, enabling the fund to end the reporting period with a positive absolute return.

Adjusting to a Changing Market Environment

We recently have attempted to reduce the fund's sensitivity to market volatility by increasing the average coupon rate of its holdings. Moreover, our research staff has intensified its scrutiny of individual credits to find those that may be more liquid during an economic downturn. We have found a number of such opportunities from hospitals, charter schools and other issuers that tend to be less cyclically sensitive. We have continued to avoid bonds related to residential housing in certain states, and we have maintained a high level of diversification so that market setbacks affecting individual credits will not have a disproportionate impact on the overall portfolio.

September 19, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier High Yield Municipal Bond Fund Class Z shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's total return has been achieved over a relatively short time period and may not be replicated over the long term.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier High Yield Municipal Bond Fund on 9/30/05 (inception date) to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All capital gains and distributions are reinvested. Performance for Class A and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities. The Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/07*

	Inception Date	1 Year	From Inception
Class Z shares	**9/30/05**	**1.65%**	**6.66%**
Class A shares			
with maximum sales charge (4.5%)	**3/15/07**	**(3.01)%††**	**4.09%††**
without sales charge	**3/15/07**	**1.57%††**	**6.62%††**
Class C shares			
with applicable redemption charge †	**3/15/07**	**0.31%††**	**6.46%††**
without redemption	**3/15/07**	**1.27%††**	**6.46%††**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

†† *The total return performance figures presented for Class A and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to March 15, 2007 (the inception date for Class A and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Yield Municipal Bond Fund from March 1, 2007 to August 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended August 31, 2007 †

	Class A	Class C	Class Z
Expenses paid per $1,000††	$ 5.82	$ 9.10	$ 6.06
Ending value (after expenses)	$966.80	$963.90	$969.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended August 31, 2007 †

	Class A	Class C	Class Z
Expenses paid per $1,000††	$ 5.97	$ 9.33	$ 6.21
Ending value (after expenses)	$1,017.37	$1,014.02	$1,019.06

† For Class Z shares and from March 15, 2007 (commencement of initial offering) to August 31, 2007 for Class A and Class C shares.

†† Expenses are equal to the fund's annualized expense ratio of 1.27% for Class A, 1.99% for Class C and 1.22% for Class Z; multiplied by the average account value over the period, multiplied by 184/365 for Class Z and 170/365 for Class A and Class C (to reflect the one-half year period for Class Z and actual days since inception for Class A and Class C).

STATEMENT OF INVESTMENTS

August 31, 2007

Long-Term Municipal Investments—101.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona—1.6%				
Pima County Industrial Development Authority, Education Facilities Revenue (Sonoran Science Academy Tucson Project)	5.75	12/1/37	2,750,000	2,562,120
California—1.8%				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,000,000	1,064,690
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	1,000,000	973,260
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	5,710,000	864,551
Colorado—9.7%				
Arista Metropolitan District, Special Revenue	6.75	12/1/35	1,000,000	1,014,040
Colorado Educational and Cultural Facilities Authority, Independent School Improvement Revenue (Vail Christian High School Project)	5.50	6/1/37	2,000,000	1,892,260
Colorado Educational and Cultural Facilities Authority, Revenue (Cerebral Palsy of Colorado Project)	6.25	5/1/36	1,275,000	1,303,509
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest Obligated Group)	5.90	8/1/37	3,500,000	3,404,030
Colorado Health Facilities Authority, Revenue (Christian Living Communities Project)	5.75	1/1/37	2,000,000	1,903,440
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.25	10/1/32	1,525,000	1,391,349

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Colorado (continued)				
El Paso County, SFMR (Collateralized: FNMA and GNMA)	6.20	11/1/32	1,045,000	1,077,249
Madre Metropolitan District Number Two, GO	5.50	12/1/36	2,000,000	1,731,320
Murphy Creek Metropolitan District Number Three, GO	6.00	12/1/26	1,000,000	950,560
Murphy Creek Metropolitan District Number Three, GO	6.13	12/1/35	1,380,000	1,290,535
District of Columbia−4.2%				
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	6.65	6/1/30	3,465,000	3,609,421
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	7.50	12/1/30	1,300,000	1,365,533
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	620,000	679,749
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	11,560,000	839,950
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	320,000	320,397
Florida−6.5%				
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	3,000,000	2,993,220
Jacksonville Economic Development Commission, IDR (Gerdau Ameristeel US Inc. Project)	5.30	5/1/37	2,500,000	2,360,875

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	4,000,000	4,254,160
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/17	1,000,000	525,820
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/21	1,380,000	558,665
Georgia—2.6%				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	1,755,000	1,833,835
Rockdale County Development Authority, Project Revenue (Visy Paper Project)	6.13	1/1/34	2,500,000	2,479,725
Illinois—10.9%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.00	10/1/33	540,000	563,636
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	3,500,000	3,304,770
Harvey, GO	5.50	12/1/27	2,000,000	1,991,360
Harvey, GO	5.63	12/1/32	2,000,000	1,990,460
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project)	6.25	5/1/12	1,000,000 [a]	1,116,060
Illinois Finance Authority, MFHR (Dekalb Supportive Living Facility Project)	6.10	12/1/41	2,750,000	2,646,352
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	1,000,000	1,037,980
Quad Cities Regional Economic Development Authority, MFHR (Heritage Woods of Moline SLF Project)	6.00	12/1/41	1,000,000	947,920

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/26	3,755,000	3,639,083
Yorkville United City, Sales Tax Revenue (Kendall Marketplace Project)	6.00	1/1/27	420,000	406,669
Iowa−.6%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	6.00	6/1/36	1,000,000	1,014,090
Kansas−2.7%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	1,065,000	1,106,556
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	12/1/35	3,125,000	3,314,844
Kentucky−1.7%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	1,070,000	1,110,457
Three Forks Public Properties Corporation, First Mortgage Revenue (Regional Detention Facility Project)	5.50	12/1/20	1,690,000	1,684,339
Louisiana−5.4%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	5,000,000	4,844,800
Louisiana Public Facilities Authority, Revenue (SUSLA Facilities Inc. Project)	5.75	7/1/39	4,000,000	3,970,160
Massachusetts−1.4%				
Massachusetts Health and Educational Facilities Authority, Revenue (Fisher College Issue)	5.13	4/1/30	2,445,000	2,316,540

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan—3.7%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,080,000	2,042,102
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	1,000,000	1,025,950
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	1,430,000	1,407,949
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	1,650,000	1,657,673
Minnesota—2.8%				
Cottage Grove, Subordinate Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	6.00	12/1/46	1,500,000	1,480,875
North Oaks, Senior Housing Revenue (Presbyterian Homes of North Oaks, Inc. Project)	6.50	10/1/47	3,000,000 b	3,053,040
Mississippi—1.8%				
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	2,725,000	2,889,399
Missouri—.6%				
Barton County, HR	5.45	7/1/31	370,000	355,803
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.50	3/1/31	630,000	659,597
New Hampshire—1.1%				
New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue)	5.25	6/1/36	2,000,000	1,850,740
New Jersey—2.1%				
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	1,000,000	1,002,380

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	1,475,000	1,495,635
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	10,000,000	1,001,700
New Mexico–.6%				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA and GNMA)	6.15	7/1/35	995,000	1,052,382
New York–6.0%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	1,500,000	1,568,010
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	4,555,000	4,752,960
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	3,500,000	3,549,630
Ohio–3.2%				
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	5,530,000	5,284,689
Oregon–1.0%				
Forest Grove, Student Housing Revenue (Oak Tree Foundation Project)	5.50	3/1/37	1,750,000	1,633,082
Other State–1.3%				
Munimae Tax Exempt Subsidiary LLC	5.90	9/30/20	2,000,000	2,055,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania—6.5%				
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,514,265
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	5,000,000	4,996,600
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	6.00	6/1/31	2,000,000 c,d	2,013,430
Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project)	6.88	4/1/36	2,000,000	2,075,980
Rhode Island—.7%				
Central Falls Detention Facility Corporation, Detention Facility Revenue (The Donald W. Wyatt Detention Facility)	7.25	7/15/35	1,100,000	1,204,423
South Carolina—1.7%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	2,600,000 a,c,d	2,845,999
Tennessee—.6%				
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	6.00	10/1/35	1,000,000	1,004,700
Texas—10.1%				
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	4,000,000	3,829,880
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,194,650

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project)	6.25	9/1/36	2,250,000	2,221,808
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	3,165,000	3,227,604
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	2,000,000	2,022,200
Virginia—1.5%				
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.10	10/1/35	2,500,000	2,429,025
Washington—3.7%				
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.50	6/1/27	1,685,000	1,613,455
Kitsap County Consolidated Housing Authority, Housing Revenue (Pooled Tax Credit Projects)	5.60	6/1/37	1,500,000	1,422,435
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.60	9/1/25	1,675,000	1,692,738
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.75	9/1/30	1,250,000	1,277,713
West Virginia—1.0%				
The County Commission of Ohio County, Special District Excise Tax Revenue (Fort Henry Economic Opportunity Development District—The Highlands Project)	5.63	3/1/36	1,740,000	1,640,124
Wisconsin—1.7%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	2,690,000 [c,d]	2,754,103

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wyoming—.6%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,000,000	988,019
Total Long-Term Municipal Investments (cost $169,889,422)				**166,038,286**

Short-Term Municipal Investments—.8%				
Alabama—.3%				
McIntosh Industrial Development Board, Environmental Facilities Revenue, Refunding (Ciba Specialty Chemicals Corporation Project)	4.22	9/1/07	500,000 [e]	500,000
Illinois—.5%				
Illinois Health Facilities Authority, Revenue (The University of Chicago Hospitals and Health System) (Insured; MBIA)	4.00	9/1/07	750,000 [e]	750,000
Total Short-Term Municipal Investments (cost $1,250,000)				**1,250,000**

Total Investments (cost $171,139,422)	**102.2%**	**167,288,286**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(3,553,476)**
Net Assets	**100.0%**	**163,734,810**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $7,613,532 or 4.6% of net assets.*

d *Collateral for floating rate borrowings.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
AAA		Aaa		AAA	15.0
AA		Aa		AA	1.6
A		A		A	.4
BBB		Baa		BBB	10.7
BB		Ba		BB	5.3
B		B		B	4.7
CCC		Caa		CCC	2.0
F1		MIG1/P1		SP1/A1	.8
Not Rated [f]		Not Rated [f]		Not Rated [f]	59.5
					100.0

[†] *Based on total investments.*
[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	171,139,422	167,288,286
Cash		1,058,490
Interest receivable		2,211,540
Receivable for shares of Common Stock subscribed		814,397
Prepaid expenses		45,089
		171,417,802
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		87,723
Payable for floating rate notes issued		3,645,000
Payable for investment securities purchased		3,542,916
Payable for shares of Common Stock redeemed		354,847
Interest and related expense payable		40,282
Accrued expenses		12,224
		7,682,992
Net Assets ($)		**163,734,810**
Composition of Net Assets ($):		
Paid-in capital		167,999,280
Accumulated net realized gain (loss) on investments		(413,334)
Accumulated net unrealized appreciation (depreciation) on investments		(3,851,136)
Net Assets ($)		**163,734,810**

Net Asset Value Per Share			
	Class A	Class C	Class Z
Net Assets ($)	27,948,068	9,396,917	126,389,825
Shares Outstanding	2,166,007	727,857	9,789,805
Net Asset Value Per Share ($)	**12.90**	**12.91**	**12.91**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2007

Investment Income ($):	
Interest Income	**7,537,965**
Expenses:	
Management fee–Note 3(a)	773,177
Interest and related expense	301,925
Service plan fee–Note 3(c)	286,921
Shareholder servicing costs–Note 3(b)	76,249
Registration fees	57,628
Professional fees	55,790
Prospectus and shareholders' reports	14,132
Distribution fees–Note 3(b)	12,757
Custodian fees–Note 3(b)	12,999
Directors' fees and expenses–Note 3(c)	11,436
Loan commitment fees–Note 2	395
Miscellaneous	12,264
Total Expenses	**1,615,673**
Less-reduction in custody fees due to earnings credits–Note 1(b)	(5,554)
Net Expenses	**1,610,119**
Investment Income-Net	**5,927,846**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(273,495)
Net realized gain (loss) on financial futures	(79,206)
Net Realized Gain (Loss)	**(352,701)**
Net unrealized appreciation (depreciation) on investments	(6,311,882)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,664,583)**
Net (Decrease) in Net Assets Resulting from Operations	**(736,737)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2007[a]	2006[b]
Operations ($):		
Investment income–net	5,927,846	1,728,004
Net realized gain (loss) on investments	(352,701)	227,809
Net unrealized appreciation (depreciation) on investments	(6,311,882)	2,460,746
Net Increase (Decrease) in Net Assets Resulting from Operations	**(736,737)**	**4,416,559**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A	(256,811)	–
Class C	(62,669)	–
Class Z	(5,603,678)	(1,723,506)
Net realized gain on investments:		
Class Z	(288,921)	–
Total Dividends	**(6,212,079)**	**(1,723,506)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A	30,094,833	–
Class C	9,766,792	–
Class Z	98,202,070	85,669,647
Dividends reinvested:		
Class A	160,777	–
Class C	21,014	–
Class Z	4,647,682	1,333,668
Cost of shares redeemed:		
Class A	(1,170,463)	–
Class C	(45,730)	–
Class Z	(51,323,330)	(9,366,387)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**90,353,645**	**77,636,928**
Total Increase (Decrease) in Net Assets	**83,404,829**	**80,329,981**
Net Assets ($):		
Beginning of Period	80,329,981	–
End of Period	**163,734,810**	**80,329,981**

	Year Ended August 31,	
	2007 [a]	2006 [b]
Capital Share Transactions:		
Class A		
Shares sold	2,242,173	–
Shares issued for dividends reinvested	12,157	–
Shares redeemed	(88,323)	–
Net Increase (Decrease) in Shares Outstanding	**2,166,007**	**–**
Class C		
Shares sold	729,777	–
Shares issued for dividends reinvested	1,603	–
Shares redeemed	(3,523)	–
Net Increase (Decrease) in Shares Outstanding	**727,857**	**–**
Class Z		
Shares sold	7,278,859	6,640,502
Shares issued for dividends reinvested	345,098	102,202
Shares redeemed	(3,856,834)	(720,022)
Net Increase (Decrease) in Shares Outstanding	**3,767,123**	**6,022,682**

[a] *The fund commenced offering three classes of shares on March 15, 2007. The existing shares were redesignated Class Z and the fund added Class A and Class C shares.*

[b] *From September 30, 2005 (commencement of operations) to August 31, 2006.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Period Ended August 31, 2007[a]
Per Share Data ($):	
Net asset value, beginning of period	13.63
Investment Operations:	
Investment income—net[b]	.28
Net realized and unrealized gain (loss) on investments	(.72)
Total from Investment Operations	(.44)
Distributions:	
Dividends from investment income—net	(.29)
Net asset value, end of period	12.90
Total Return (%)[c]	1.57[d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.27[e]
Ratio of net expenses to average net assets	1.27[e]
Ratio of net investment income to average net assets	4.51[e]
Portfolio Turnover Rate	55.80
Net Assets, end of period ($ x 1,000)	27,948

[a] From March 15, 2007 (commencement of initial offering) to August 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Period Ended August 31, 2007[a]
Per Share Data ($):	
Net asset value, beginning of period	13.63
Investment Operations:	
Investment income—net [b]	.23
Net realized and unrealized gain (loss) on investments	(.71)
Total from Investment Operations	(.48)
Distributions:	
Dividends from investment income—net	(.24)
Net asset value, end of period	12.91
Total Return (%)[c]	1.27 [d]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.99[e]
Ratio of net expenses to average net assets	1.99[e]
Ratio of net investment income to average net assets	3.69[e]
Portfolio Turnover Rate	55.80
Net Assets, end of period ($ x 1,000)	9,397

[a] *From March 15, 2007 (commencement of initial offering) to August 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Year Ended August 31,	
Class Z Shares	2007[a]	2006[b]
Per Share Data ($):		
Net asset value, beginning of period	13.34	12.50
Investment Operations:		
Investment income—net[c]	.63	.57
Net realized and unrealized gain (loss) on investments	(.39)	.82
Total from Investment Operations	.24	1.39
Distributions:		
Dividends from investment income—net	(.63)	(.55)
Dividends from net realized gain on investments	(.04)	–
Total Distributions	(.67)	(.55)
Net asset value, end of period	12.91	13.34
Total Return (%)	1.65	11.35[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.24	1.24[e]
Ratio of net expenses to average net assets	1.24	1.18[e]
Ratio of net investment income to average net assets	4.62	4.68[e]
Portfolio Turnover Rate	55.80	74.52[d]
Net Assets, end of period ($ x 1,000)	126,390	80,330

[a] *The fund commenced offering three classes of shares on March 15, 2007. The existing shares redesignated Class Z and the fund added Class A and Class C shares.*
[b] *From September 30, 2005 (commencement of operations) to August 31, 2006.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Yield Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation (" Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On January 29, 2007, the fund's Board of Director's approved, effective March 15, 2007, a change of the fund's name from " Dreyfus High Yield Municipal Bond Fund " to " Dreyfus Premier High Yield Municipal Bond Fund" coinciding with the fund implementing a multiple class structure. Shareholders on March 15, 2007, were classified as Class Z shareholders and the fund added Class A and Class C shares. Class Z shares are closed to new investors.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class Z (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At August 31, 2007, the accumulated earnings on a tax basis were as follows: undistributed tax exempt income $8,707 and unrealized depreciation $3,872,106. In addition, the fund had $392,364 of capital losses realized after October 31, 2006 which were deferred for tax purposes to the first day of the following fiscal year.

The tax characters of distributions paid during the fiscal periods ended August 31, 2007 and August 31, 2006, were as follows: tax exempt income $5,923,158 and $1,723,506 and ordinary income $288,921 and $0, respectively.

During the period ended August 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment of amortization adjustments, the fund decreased accumulated undistributed investment income-net by $4,689, decreased net realized gain (loss) on investments by $3,995 and increased paid-in capital by $8,684. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended August 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2007, Class C shares were charged $12,757, pursuant to the Plan.

(c) Under the Service Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended August 31, 2007, Class Z shares were charged $286,921 pursuant to the Service Plan.

Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended August 31, 2007, Class A and Class C shares were charged $14,235 and $4,252, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended August 31, 2007, the fund was charged $32,686 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended August 31, 2007, the fund was charged $12,999 pursuant to the custody agreement.

During the period ended August 31, 2007, the fund was charged $4,539 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $72,261, service fees $7,416, custodian fees $1,670, chief compliance officer fees $2,009 and transfer agency per account fees $4,367.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 2% redemption fee is charged and retained by the fund on certain shares redeemed within sixty days following the date of issuance subject to exceptions, including redemptions made through use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2007, amounted to $166,839,041 and $74,689,451, respectively.

The fund may participate in Secondary Inverse Floater Structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At August 31, 2007, the cost of investments for federal income tax purposes was $167,515,392; accordingly, accumulated net unrealized depreciation on investments was $3,872,106, consisting of $1,115,290 gross unrealized appreciation and $4,987,396 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier High Yield Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier High Yield Municipal Bond Fund (formerly, Dreyfus High Yield Municipal Bond Fund) (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier High Yield Municipal Bond Fund at August 31, 2007, the results of its operations for the year then ended and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended August 31, 2007:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal income tax).

— the fund hereby designates $.0375 per share as a short-term capital gain distribution paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the Fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the Fund's exempt-interest dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director
• Ivory Investment Management, L.P., a registered investment advisor to three private funds, Senior Advisor

No. of Portfolios for which Board Member Serves: 163

————————

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

————————

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

———————

Joni Evans (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

———————

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of
 Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

———————

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and
  domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

————————

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Visiting Nurse Service of New York, Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
High Yield Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DHYAX | Class C: DHYCX | Class Z: DHMBX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



6165AR0807

Dreyfus Premier Select Municipal Bond Fund

ANNUAL REPORT August 31, 2007





Dreyfus
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Select Municipal Bond Fund, covering the 12-month period from September 1, 2006, through August 31, 2007.

An intensifying credit crisis over the spring and summer of 2007 produced heightened volatility in the U.S. bond market. As credit concerns spread from the sub-prime mortgage area to other fixed-income market sectors, investors' appetite for risk shifted from ample to cautious. The resulting "flight to quality" produced price gains in U.S. Treasury securities and, to a lesser extent, high-quality municipal bonds. The more credit-sensitive areas of the market suffered sharp declines, including most mortgage-backed and corporate-backed bonds as well as high-yield municipal bonds.

In our analysis, the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Many investors were encouraged by the Fed's decision in August to lower the discount rate and even more so by its decision to lower the federal funds rate 50 basis points at its September meeting. We believe that these monetary policy changes will help to stabilize short-term market volatility and allow for the current economic cycle to moderate gradually. With that said, we also feel that these factors are likely to continue to produce opportunities for some market sectors and challenges for others, which is why we encourage you to talk with your financial advisor to help ensure that your portfolio remains aligned with your current financial needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
September 19, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2006, through August 31, 2007, as provided by Douglas Gaylor, Portfolio Manager

Fund and Market Performance Overview

Municipal bond prices remained relatively stable over the first 10 months of the reporting period in an environment of moderating economic growth, steady short-term interest rates and robust investor demand. However, the market encountered heightened volatility in July and August, when credit concerns emanating from the sub-prime mortgage market led to bouts of illiquidity. The fund's performance was driven mainly by its focus on income-oriented securities.

For the 12-month period ended August 31, 2007, Dreyfus Premier Select Municipal Bond Fund produced total returns of 1.79% for Class A shares, 1.36% for Class B shares, 1.02% for Class C shares and 2.11% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers Municipal Bond Index (the "Index"), which is not subject to fees and expenses like a mutual fund, achieved a total return of 2.30% for the reporting period.[3]

The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity. The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus.[4] The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including high yield (or junk) bonds.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Summer Turbulence Interrupted a Long Period of Market Stability

Over the first 10 months of the reporting period, a moderate economic slowdown, mild inflation and an unchanged monetary policy helped to keep bond prices within a relatively narrow range. Municipal bonds also were supported by robust investor demand and sound fiscal conditions for most states and municipalities. However, these conditions changed dramatically in July and August, when turmoil in the sub-prime mortgage sector of the taxable bond market spread to other fixed-income sectors. Although we saw no evidence of credit deterioration among municipal bond issuers, the tax-exempt market was affected by selling pressure from highly leveraged hedge funds and other non-traditional investors, which were attempting to raise cash.

For most of the reporting period, our emphasis on income-oriented bonds contributed positively to the fund's relative performance. In addition, the fund generally benefited from the fund's average duration, which we set in a range that was slightly longer than industry averages. However, these strategies worked against the fund during the period of market turbulence over the summer, when income-oriented and longer-dated bonds were relatively hard-hit despite no change in underlying credit fundamentals.

Reducing Exposure to the Alternative Minimum Tax

The fund's performance also was influenced to a degree by our decision to reduce the fund's holdings of securities subject to the alternative minimum tax ("AMT"). Because an increasing number of Americans are subject to AMT provisions, we believe it is in our shareholders' interest to avoid such bonds. Indeed, we expect the fund to hold no AMT bonds by the end of 2007. However, a portion of the fund's AMT holdings was sold during turbulent market conditions over the summer, constraining returns.

Adapting to the New Market Environment

As of the reporting period's end, we began to see a rebound from the lows reached in mid-August. Some areas of the municipal bond market probably were punished too severely during the downturn, leading us to purchase income-oriented bonds that we expect to return to price levels that more accurately reflect their credit fundamentals. In addition, we believe that the fund's current holdings of longer-term municipal bonds are well positioned for slower economic growth as soft housing markets continue to take their toll on consumer spending.

Lastly, on or about January 1, 2008, the fund intends to change its name to Dreyfus Premier AMT Tax-Free Bond Fund. Although the fund seeks to provide income exempt from federal income tax and currently invests in municipal obligations the interest from which is not subject to the federal AMT, interest from some of the fund's holdings may be subject to the federal AMT for the tax year ending December 31, 2007.

September 19, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Each share class is subject to a different sales charge and distribution expense structure and will achieve different returns. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and, for the tax year ending December 31, 2007, some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as it gives shareholders at least 90 days' prior notice, and which Dreyfus has committed to continue until at least January 1, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *The fund may continue to own investment-grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Select Municipal Bond Fund Class Z shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of Dreyfus Premier Select Municipal Bond Fund on 8/31/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B and Class C shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable fees and expenses for Class Z shares. The fund invests primarily in municipal securities and its performance shown in the line graph takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. The Index does not take into account charges, fees and other expenses which can contribute to the Index potentially outperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 8/31/07*

	Inception Date	1 Year	5 Years	10 Years
Class Z shares		2.11%	4.25%	4.99%
Class A shares				
with maximum sales charge (4.5%)	3/31/03	(2.79)%	3.04%†††	4.37%†††
without sales charge	3/31/03	1.79%	3.99%†††	4.86%†††
Class B shares				
with applicable redemption charge †	3/31/03	(2.56)%	3.22%†††	4.83%†††,††††
without redemption	3/31/03	1.36%	3.57%†††	4.83%†††,††††
Class C shares				
with applicable redemption charge ††	3/31/03	0.04%	3.31%†††	4.51%†††
without redemption	3/31/03	1.02%	3.31%†††	4.51%†††

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

††† *The total return performance figures presented for Class A, B and C shares of the fund represent the performance of the fund's Class Z shares for periods prior to March 31, 2003 (the inception date for Class A, B and C shares), adjusted to reflect the applicable sales load for that class and the applicable distribution/servicing fees thereafter.*

†††† *Assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Municipal Bond Fund from March 1, 2007 to August 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended August 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.46	$ 5.97	$ 7.21	$ 2.21
Ending value (after expenses)	$991.20	$989.50	$987.50	$992.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended August 31, 2007

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.52	$ 6.06	$ 7.32	$ 2.24
Ending value (after expenses)	$1,021.73	$1,019.21	$1,017.95	$1,022.99

† *Expenses are equal to the fund's annualized expense ratio of .69% for Class A, 1.19% for Class B, 1.44% for Class C and .44% for Class Z; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

August 31, 2007

Long-Term Municipal Investments−94.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama−.7%				
Jefferson County Public Building Authority, LR Warrants (Insured; AMBAC)	5.13	4/1/17	2,380,000	2,544,268
Alaska−.3%				
Alaska Housing Finance Corporation, Mortgage Revenue	5.10	6/1/12	930,000	934,613
Arizona−.8%				
Salt River Project Agricultural Improvement and Power District, COP (Desert Basin Independent Trust) (Insured; MBIA)	5.00	12/1/18	2,700,000	2,801,844
Arkansas−.8%				
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory Project) (Insured; AMBAC)	5.00	12/1/17	1,025,000	1,067,712
University of Arkansas Board of Trustees, Various Facility Revenue (Fayetteville Campus) (Insured; FSA)	5.50	12/1/11	1,610,000 [a]	1,724,535
California−15.0%				
Beaumont Financing Authority, Local Agency Revenue (Insured; AMBAC)	4.75	9/1/33	7,065,000	6,844,572
California, GO	5.25	10/1/16	695,000	695,792
California, GO (Insured; MBIA)	5.25	9/1/10	105,000 [a]	110,032
California, GO (Various Purpose) (Insured; AMBAC)	4.25	12/1/35	5,140,000	4,568,946
California, GO (Veterans) (Insured; FSA)	5.45	12/1/24	2,635,000	2,638,425
California Department of Water Resources, Power Supply Revenue (Insured; XLCA)	5.38	5/1/12	7,000,000 [a]	7,584,500
California Public Works Board, LR (Department of Corrections) (Ten Administrative Segregation Housing Units) (Insured; AMBAC)	5.25	3/1/21	1,000,000	1,040,110

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Public Works Board, LR (University of California) (Insured; AMBAC)	5.40	12/1/16	1,000,000	1,024,030
Corona Redevelopment Agency, Tax Allocation Revenue (Merger Downtown and Amended Project Area A) (Insured; FGIC)	5.00	9/1/18	1,520,000	1,589,145
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/17	270,000	175,935
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/18	1,100,000	679,910
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/20	1,200,000	666,060
Glendale Community College District, GO (Insured; FGIC)	0.00	8/1/21	1,520,000	799,535
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/26	2,575,000	1,024,876
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/27	2,000,000	752,300
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/33	6,640,000	6,019,957
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	3,300,000	3,211,758
Indian Wells Redevelopment Agency, Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project Area) (Insured; AMBAC)	5.00	9/1/17	475,000	502,270
Los Angeles Housing Authority, MFHR (Collateralized; FNMA)	5.00	8/15/37	3,000,000	3,003,420
Los Angeles Housing Authority, MFHR (Collateralized; FNMA)	5.05	8/15/37	750,000	748,252
Nevada Joint Union High School District, GO (Insured; FSA)	5.00	8/1/22	1,160,000	1,189,394
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/27	4,110,000	1,545,977

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Placer Union High School District, GO (Insured; FSA)	0.00	8/1/28	4,000,000	1,429,600
San Juan Unified School District, GO (Insured; MBIA)	5.25	8/1/20	1,425,000	1,513,735
Tustin Unified School District, Special Tax Bonds (Senior Lien Community Facilities District Number 97-1) (Insured; FSA)	0.00	9/1/21	1,615,000	846,244
Walnut Valley Unified School District, GO (Insured; FGIC)	6.50	8/1/19	1,765,000	1,786,568
West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA)	4.75	9/1/16	1,000,000	1,019,250
Colorado−2.8%				
Black Hawk, Device Tax Revenue	5.00	12/1/14	500,000	509,550
Black Hawk, Device Tax Revenue	5.00	12/1/18	600,000	598,674
Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GMNA)	5.88	1/20/20	1,940,000	2,017,503
Colorado Water Resources and Power Development Authority, Drinking Water Revenue	5.25	9/1/15	1,000,000	1,023,430
Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA)	0.00	6/15/26	10,000,000	3,412,000
Prairie Center Metropolitan District Number 3, Limited Property Tax Supported Primary Improvements Revenue	5.40	12/15/31	2,750,000	2,464,330
Delaware−3.8%				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	4.90	5/1/11	5,000,000	5,164,700

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Delaware (continued)				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	5.20	2/1/19	6,000,000	6,199,320
Delaware Housing Authority, Revenue	5.15	7/1/17	785,000	792,057
Delaware Housing Authority, Revenue	5.40	7/1/24	1,130,000	1,163,719
Wilmington, MFHR (GNMA Collateralized Mortgage Loan-Market Street Mews Project)	5.45	9/20/22	45,000	45,761
Florida—7.1%				
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/17	2,000,000	2,101,740
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,000,000	1,029,090
Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC)	5.00	3/1/15	1,000,000	1,059,730
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	3,500,000	3,539,690
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue (Insured; AMBAC)	5.00	10/1/18	1,705,000	1,785,425
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/22	1,820,000	1,875,419
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,023,940

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orlando, Capital Improvement Special Revenue	4.75	10/1/22	2,875,000	2,890,180
Pace Property Finance Authority Inc., Utility System Improvement Revenue (Insured; AMBAC)	5.13	9/1/12	1,055,000	1,077,144
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	2,000,000	2,080,900
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,955,000	2,009,427
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	1,000,000	1,019,780
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC)	5.00	10/1/18	1,765,000	1,845,855
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/19	1,525,000	1,625,177
Georgia–.9%				
Atlanta, Tax Allocation Revenue (Atlantic Station Project) (Insured; Assured Guaranty)	5.00	12/1/23	1,000,000	1,028,620
Atlanta, Water and Wastewater Revenue (Insured; FGIC)	5.50	11/1/18	1,200,000	1,302,696
Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC)	5.00	8/1/18	970,000	1,010,022

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Idaho−2.8%				
Boise State University, General Revenue (Insured; MBIA)	5.00	4/1/18	1,215,000	1,279,140
Boise State University, Student Union and Housing System Revenue (Insured; AMBAC)	5.00	4/1/17	1,015,000	1,070,916
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	5,000 [a]	5,347
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	2,955,000 [a]	3,165,041
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	40,000	42,042
Caldwell, Parity Lien Sewer Revenue (Insured; FSA)	5.75	9/1/18	2,625,000	2,804,760
Canyon County School District Number 132 (Caldwell) GO School (Insured; MBIA)	5.25	7/30/12	1,405,000 [a]	1,503,659
Illinois−1.5%				
Huntley, Special Service Area Number Nine Special Tax Bonds (Insured; Assured Guaranty)	5.10	3/1/28	3,500,000	3,594,150
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/22	1,750,000	854,438
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/25	2,000,000	827,520
Kentucky−.4%				
Barbourville, Educational Facilities First Mortgage Revenue (Union College Energy Conservation Project)	5.25	9/1/26	1,500,000	1,483,125

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Louisiana–2.9%				
Jefferson Parish Hospital Service District Number 2, HR (Insured; FSA)	5.25	7/1/11	540,000	558,214
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; AMBAC)	5.50	5/1/15	705,000	746,468
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; MBIA)	5.25	3/1/17	4,500,000	4,634,145
Orleans Parish School Board, Public School Revenue (Insured; FGIC)	5.20	2/1/14	4,355,000	4,359,007
Maine–1.2%				
Maine Housing Authority (Mortgage Purchase)	5.35	11/15/21	4,290,000	4,378,288
Maryland–4.5%				
Hyattsville, Special Obligation Revenue (University Town Center Project)	5.60	7/1/24	1,500,000	1,486,170
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,860,000	1,875,940
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue (Single Family Program)	4.75	4/1/13	2,890,000	2,964,273
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	1,295,000	1,381,143
Maryland Health and Higher Educational Facilities Authority, FHA Insured Mortgage Revenue (Western Maryland Health System Issue) (Insured; MBIA)	4.63	1/1/27	1,250,000	1,227,975

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	5,000,000	5,036,200
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	5.75	7/1/17	2,000,000	2,095,000
Michigan—3.8%				
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	1,000,000	1,032,560
Jonesville Community Schools (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/16	685,000	728,785
Jonesville Community Schools (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/17	420,000	446,531
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	1,000,000	1,139,800
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	5.50	7/1/20	1,255,000	1,271,227
Lincoln Consolidated School District (School Bond Loan Fund Guaranteed) (Insured; FSA)	5.00	5/1/16	1,155,000	1,228,828
Michigan Hospital Finance Authority, HR (MidMichigan Obligated Group)	5.00	4/15/36	4,000,000	3,884,200
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) (Insured; FGIC)	6.13	12/1/18	750,000	750,187
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/34	3,000,000	3,036,090
Mississippi—1.2%				
Biloxi Public School District, GO (Insured; FGIC)	5.00	6/15/11	1,145,000	1,192,380

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mississippi (continued)				
Horn Lake, Special Assessment (DeSoto Commons Project) (Insured; AMBAC)	5.00	4/15/16	625,000	658,925
Mississippi Development Bank, Special Obligation Revenue (Covington County Hospital/Nursing Home Project) (Insured; AMBAC)	5.00	7/1/27	1,000,000	1,010,250
Mississippi Development Bank, Special Obligation Revenue (Waveland, GO Public Improvement Bond Project) (Insured; AMBAC)	5.00	11/1/20	1,315,000	1,365,023
Missouri—2.5%				
Curators of the University of Missouri, System Facilities Revenue	5.00	11/1/13	1,605,000 [a]	1,711,283
Missouri Highway and Transportation Commission, State Road Revenue	5.00	2/1/11	1,000,000 [a]	1,042,800
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.25	12/1/16	1,520,000	1,574,066
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.38	12/1/18	1,345,000	1,388,753
Missouri Housing Development Commission, MFHR (Insured; FHA)	4.85	12/1/11	545,000	561,317
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/25	1,265,000	1,296,081
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/26	1,325,000	1,353,832

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Montana—.8%				
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/20	1,080,000	1,154,347
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/23	1,615,000	1,712,465
Nebraska—.7%				
Municipal Energy Agency of Nebraska, Power Supply System Revenue (Insured; AMBAC)	5.25	4/1/16	2,305,000	2,445,098
New Hampshire—1.3%				
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital)	5.75	11/1/17	1,475,000	1,506,831
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.05	7/1/12	1,175,000	1,196,691
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.15	7/1/13	1,815,000	1,849,685
New Jersey—1.8%				
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	65,000	74,344
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	185,000	209,760
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	750,000	857,820
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	6,000,000	5,201,100
New York—.8%				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.13	6/15/21	2,000,000	2,020,760
Seneca Nation Indians Capital Improvements Authority, Special Obligation Revenue	5.00	12/1/23	1,000,000 [b]	927,880

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina—.7%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/08	1,250,000	1,260,325
Onslow County Hospital Authority, FHA Insured Mortgage Revenue (Onslow Memorial Hospital Project) (Insured; MBIA)	5.00	10/1/25	1,250,000	1,274,175
Ohio—3.3%				
Elyria City School District, GO Classroom Facilities and School Improvement Bonds (Insured; XLCA)	5.00	12/1/35	7,000,000 [c]	7,126,560
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)	6.50	11/15/12	660,000	682,585
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement)	4.75	12/1/27	3,000,000	3,011,820
Olmsted Falls City School District, GO School Improvement Bonds (Insured; XLCA)	5.00	12/1/35	1,000,000 [c]	1,024,360
Oklahoma—.2%				
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) (Insured; AMBAC)	5.13	6/1/12	785,000	821,871
Oregon—1.3%				
Jackson County, Airport Revenue (Insured; XLCA)	5.25	12/1/32	1,000,000	1,023,000
Jackson County, Airport Revenue (Insured; XLCA)	5.25	12/1/37	1,000,000	1,020,580
Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA)	5.50	1/1/14	1,190,000	1,220,107
Sweet Home School District Number 55, Linn County, GO (Insured; FSA)	5.50	6/15/11	1,375,000 [a]	1,463,014
Pennsylvania—10.0%				
Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	4,000,000	4,311,960

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office Center Project)	6.00	1/1/25	2,000,000	1,839,640
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	370,000	374,088
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/17	2,750,000	1,728,815
Lancaster Parking Authority, Guaranteed Parking Revenue (Insured; AMBAC)	5.00	12/1/32	2,580,000 [c]	2,632,735
Montour School District, GO (Insured; FSA)	5.00	4/1/32	7,000,000	7,206,570
Northeastern York School District, GO (Insured; FGIC)	5.00	4/1/27	1,915,000	1,975,993
Northeastern York School District, GO (Insured; FGIC)	5.00	4/1/28	1,505,000	1,554,123
Northeastern York School District, GO (Insured; FGIC)	5.00	4/1/29	1,310,000	1,351,724
Northeastern York School District, GO (Insured; FGIC)	5.00	4/1/32	1,000,000	1,029,510
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	5,000,000	5,092,700
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	1,410,000	1,434,182
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	730,000 [a]	808,022
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	270,000	291,468
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,210,000	1,285,625

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	2,500,000	2,504,475
South Carolina−.6%				
Anderson, Water and Sewer System Revenue (Insured; MBIA)	5.00	7/1/17	890,000	940,828
Pickens County School District (School District Enhance Program)	5.00	5/1/12	1,135,000	1,157,235
Tennessee−.3%				
Sullivan County Industrial Board, Revenue (Collateralized; GNMA)	6.35	7/20/27	1,000,000	1,011,030
Texas−16.6%				
Alamo Community College District, Limited Tax Bonds (Insured; MBIA)	4.38	2/15/25	1,190,000	1,135,391
Austin, Utility System Revenue (Insured; FSA)	5.13	11/15/16	3,110,000	3,118,117
Austin Convention Enterprises, Inc., Convention Center Hotel First Tier Revenue	6.60	1/1/11	2,500,000 [a]	2,723,200
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/15	1,580,000	1,610,304
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/24	1,500,000	1,460,400
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	1,000,000	957,470
Barbers Hill Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; AMBAC)	5.00	2/15/23	540,000	555,725
Coastal Water Authority, Water Conveyance System Revenue (Insured; AMBAC)	6.25	12/15/17	2,170,000	2,174,210

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Corpus Christi, Combination Tax and Municipal Hotel Occupancy Tax Revenue, Certificates of Obligation (Insured; FSA)	5.50	9/1/18	1,955,000	2,090,814
Corpus Christi, Utility System Revenue (Insured; FSA)	5.00	7/15/21	1,000,000	1,030,340
Del Mar College District, Limited Tax Bonds (Insured; FGIC)	5.25	8/15/17	1,295,000	1,379,576
Denton, GO (Insured; CIFG)	5.00	2/15/22	450,000	465,831
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/12	2,495,000 [a]	1,096,378
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/23	135,000	57,212
El Paso Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/20	415,000	429,069
Fort Worth, General Purpose Bonds	5.00	3/1/20	700,000	724,360
Frenship Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	470,000	242,919
Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC)	5.25	2/1/18	1,000,000	1,055,070
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	550,000 [a]	583,863
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	300,000 [a]	318,777

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Houston, Water and Sewer System Revenue (Insured; FSA)	5.00	12/1/18	1,145,000	1,187,239
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	2,000,000	1,147,080
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	750,000	427,080
Lake Worth Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/23	1,435,000	661,879
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	1,000,000	1,018,270
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	740,000	755,251
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/29	1,000,000	1,010,400
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/30	4,000,000	1,163,240
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/31	9,110,000	2,497,233
Little Elm Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/22	1,285,000	573,997
Lubbock, Tax and Electric Light and Power System Surplus Revenue, Certificates of Obligation (Insured; MBIA)	5.00	4/15/18	505,000	522,968

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Retirement Corporation Project) (Collateralized; GNMA)	5.50	1/20/21	995,000	1,035,228
Lubbock Housing Finance Corporation, MFHR (Las Colinas, Quail Creek and Parkridge Place Apartments Projects)	6.00	7/1/22	1,175,000	1,169,748
McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC)	5.00	8/15/26	1,300,000	1,331,941
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/20	1,000,000	534,300
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.50	8/15/20	1,100,000	1,173,744
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/27	1,000,000	353,460
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/28	4,675,000	1,565,330
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	2,000,000	1,036,120
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/22	1,750,000	855,243
Montgomery Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/25	2,065,000	2,117,183

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
North Harris Montgomery Community College District, Limited Tax GO Building Bonds (Insured; FGIC)	5.38	2/15/17	3,945,000	4,174,007
Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	1,035,000	1,067,923
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/26	805,000	774,563
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/25	780,000	757,247
San Antonio	5.00	2/1/08	5,000 [a]	5,027
San Antonio	5.00	2/1/16	120,000	120,593
San Antonio, Electric and Gas Revenue	5.50	2/1/20	255,000	284,583
Sharyland Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/17	1,130,000	1,184,816
Texas National Research Laboratory Commission Financing Corporation, LR (Superconducting Super Collider Project)	6.95	12/1/12	625,000	678,263
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.63	11/1/11	420,000	420,277
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	1,000,000	1,006,700
Waxahachie Community Development Corporation, Sales Tax Revenue (Insured; MBIA)	0.00	8/1/08	1,430,000 [a]	718,089
Waxahachie Community Development Corporation, Sales Tax Revenue (Insured; MBIA)	0.00	8/1/08	1,000,000 [a]	420,180

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Wylie Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/24	3,500,000	1,477,875
Vermont—.2%				
Vermont Municipal Bond Bank, Revenue (Insured; MBIA)	5.00	12/1/17	620,000	657,504
Virginia—1.6%				
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center)	5.25	6/1/19	1,120,000	1,168,832
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue (Collateralized; GNMA)	5.88	7/20/16	1,825,000	1,863,033
Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA)	5.00	5/15/19	1,200,000	1,249,812
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor)	5.00	5/15/17	1,200,000	1,254,924
Washington—.7%				
Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project)	4.00	6/1/24	2,645,000	2,390,419
West Virginia—.6%				
Pleasants County Commission, PCR (West Penn Power Company Pleasants Station Project) (Insured: AMBAC and MBIA)	6.15	5/1/15	1,000,000	1,020,950
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/21	1,000,000	1,035,960
Wisconsin—.3%				
Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA)	5.10	7/1/22	1,000,000	1,032,400
Total Long-Term Municipal Investments (cost $333,032,469)				**335,551,161**

Short-Term Municipal Investments—7.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut—2.3%				
Connecticut Health and Educational Facilities Authority, Revenue (Hospital for Special Care Issue) (Insured; Radian Group and Liquidity Facility; DEPFA Bank PLC)	6.00	9/7/07	8,000,000 [d]	8,000,000
U.S. Related—5.4%				
Government Development Bank of Puerto Rico, CP	4.65	9/4/07	3,953,000	3,953,079
Government Development Bank of Puerto Rico, CP	4.65	9/5/07	4,144,000	4,144,125
Government Development Bank of Puerto Rico, CP	4.70	9/6/07	11,230,000	11,230,449
Total Short-Term Municipal Investments (cost $27,327,000)				**27,327,653**

Total Investments (cost $360,359,469)	**102.5%**	**362,878,814**
Liabilities, Less Cash and Receivables	**(2.5%)**	**(8,973,975)**
Net Assets	**100.0%**	**353,904,839**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, this security amounted to $927,880 or .3% of net assets.*

c *Purchased on a delayed delivery basis.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	69.0
AA		Aa		AA	10.7
A		A		A	3.2
BBB		Baa		BBB	5.2
BB		Ba		BB	2.1
F1		MIG1/P1		SP1/A1	7.5
Not Rated[e]		Not Rated[e]		Not Rated[e]	2.3
					100.0

[†] *Based on total investments.*
[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

August 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	360,359,469	362,878,814
Cash		1,279,756
Receivable for investment securities sold		4,117,256
Interest receivable		3,708,556
Receivable for shares of Common Stock subscribed		23,371
Prepaid expenses		32,693
		372,040,446
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		129,641
Payable for investment securities purchased		17,719,176
Payable for shares of Common Stock redeemed		220,906
Accrued expenses		65,884
		18,135,607
Net Assets ($)		**353,904,839**
Composition of Net Assets ($):		
Paid-in capital		354,273,617
Accumulated net realized gain (loss) on investments		(2,888,123)
Accumulated net unrealized appreciation (depreciation) on investments		2,519,345
Net Assets ($)		**353,904,839**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	74,676,058	3,259,638	7,549,236	268,419,907
Shares Outstanding	5,529,764	241,261	559,053	19,867,291
Net Asset Value Per Share ($)	**13.50**	**13.51**	**13.50**	**13.51**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended August 31, 2007

Investment Income ($):	
Interest Income	**12,870,142**
Expenses:	
Management fee–Note 3(a)	1,624,491
Shareholder servicing costs–Note 3(c)	302,232
Registration fees	46,521
Distribution fees–Note 3(b)	36,495
Professional fees	36,072
Custodian fees–Note 3(c)	35,339
Prospectus and shareholders' reports	32,665
Directors' fees and expenses–Note 3(d)	19,755
Loan commitment fees–Note 2	1,217
Miscellaneous	45,887
Total Expenses	**2,180,674**
Less–reduction in management fee due to undertaking–Note 3(a)	(820,831)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(13,959)
Net Expenses	**1,345,884**
Investment Income–Net	**11,524,258**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(192,026)
Net unrealized appreciation (depreciation) on investments	(3,993,776)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,185,802)**
Net Increase in Net Assets Resulting from Operations	**7,338,456**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended August 31,	
	2007	2006
Operations ($):		
Investment income–net	11,524,258	8,661,019
Net realized gain (loss) on investments	(192,026)	421,944
Net unrealized appreciation (depreciation) on investments	(3,993,776)	(3,071,905)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,338,456**	**6,011,058**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(1,459,167)	(142,322)
Class B Shares	(68,891)	(19,001)
Class C Shares	(118,271)	(21,405)
Class Z Shares	(9,848,853)	(8,466,197)
Total Dividends	**(11,495,182)**	**(8,648,925)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	24,924,153	2,639,074
Class B Shares	161,682	108,832
Class C Shares	1,429,639	304,478
Class Z Shares	7,926,127	7,214,629
Net assets received in connection with reorganization–Note 1	160,929,132	–
Dividends reinvested:		
Class A Shares	1,002,621	98,114
Class B Shares	37,305	8,727
Class C Shares	40,828	6,045
Class Z Shares	6,747,383	5,531,086
Cost of shares redeemed:		
Class A Shares	(15,691,293)	(2,307,008)
Class B Shares	(1,124,627)	(55,548)
Class C Shares	(861,915)	(230,378)
Class Z Shares	(25,044,679)	(24,786,494)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**160,476,356**	**(11,468,443)**
Total Increase (Decrease) in Net Assets	**156,319,630**	**(14,106,310)**
Net Assets ($):		
Beginning of Period	197,585,209	211,691,519
End of Period	**353,904,839**	**197,585,209**

	Year Ended August 31,	
	2007	2006
Capital Share Transactions:		
Class A[a]		
Shares sold	1,818,008	192,464
Shares issued in connection with reorganization−Note 1	4,491,764	−
Shares issued for dividends reinvested	73,247	7,154
Shares redeemed	(1,140,827)	(167,801)
Net Increase (Decrease) in Shares Outstanding	**5,242,192**	**31,817**
Class B[a]		
Shares sold	11,866	7,963
Shares issued in connection with reorganization−Note 1	265,313	−
Shares issued for dividends reinvested	2,721	636
Shares redeemed	(82,119)	(4,049)
Net Increase (Decrease) in Shares Outstanding	**197,781**	**4,550**
Class C		
Shares sold	104,445	22,115
Shares issued in connection with reorganization−Note 1	470,127	−
Shares issued for dividends reinvested	2,988	440
Shares redeemed	(62,727)	(16,930)
Net Increase (Decrease) in Shares Outstanding	**514,833**	**5,625**
Class Z		
Shares sold	570,445	524,872
Shares issued in connection with reorganization−Note 1	6,698,718	−
Shares issued for dividends reinvested	490,233	403,232
Shares redeemed	(1,821,392)	(1,806,097)
Net Increase (Decrease) in Shares Outstanding	**5,938,004**	**(877,993)**

[a] *During the period ended August 31, 2007, 17,526 Class B shares representing $240,291, were automatically converted to 17,528 Class A shares. During the period ended August 31, 2006, there were no shares converted from Class B to Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended August 31,			
Class A Shares	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.81	13.97	13.85	13.45	13.75
Investment Operations:					
Investment income—net[b]	.55	.55	.54	.56	.15
Net realized and unrealized gain (loss) on investments	(.30)	(.16)	.14	.40	(.20)
Total from Investment Operations	.25	.39	.68	.96	(.05)
Distributions:					
Dividends from investment income—net	(.56)	(.55)	(.55)	(.56)	(.25)
Dividends from net realized gain on investments	–	–	(.01)	(.00)[c]	–
Total Distributions	(.56)	(.55)	(.56)	(.56)	(.25)
Net asset value, end of period	13.50	13.81	13.97	13.85	13.45
Total Return (%)[d]	1.79	2.92	5.01	7.27	(.42)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99	1.01	.99	.96	1.10[f]
Ratio of net expenses to average net assets	.69	.69	.69	.70	.70[f]
Ratio of net investment income to average net assets	4.05	4.03	3.92	4.09	4.03[f]
Portfolio Turnover Rate	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	74,676	3,970	3,574	795	1,251

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class B Shares	Year Ended August 31,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.81	13.98	13.85	13.44	13.75
Investment Operations:					
Investment income—net [b]	.49	.48	.48	.49	.20
Net realized and unrealized gain (loss) on investments	(.30)	(.16)	.14	.41	(.29)
Total from Investment Operations	.19	.32	.62	.90	(.09)
Distributions:					
Dividends from investment income—net	(.49)	(.49)	(.48)	(.49)	(.22)
Dividends from net realized gain on investments	–	–	(.01)	(.00)[c]	–
Total Distributions	(.49)	(.49)	(.49)	(.49)	(.22)
Net asset value, end of period	13.51	13.81	13.98	13.85	13.44
Total Return (%)[d]	1.36	2.34	4.57	6.85	(.65)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.57	1.56	1.54	1.58	2.28[f]
Ratio of net expenses to average net assets	1.19	1.19	1.19	1.19	1.20[f]
Ratio of net investment income to average net assets	3.57	3.55	3.46	3.56	4.87[f]
Portfolio Turnover Rate	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	3,260	600	544	374	31

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

Class C Shares	Year Ended August 31,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.81	13.98	13.85	13.44	13.75
Investment Operations:					
Investment income—net[b]	.44	.46	.44	.45	.16
Net realized and unrealized gain (loss) on investments	(.30)	(.18)	.14	.42	(.27)
Total from Investment Operations	.14	.28	.58	.87	(.11)
Distributions:					
Dividends from investment income—net	(.45)	(.45)	(.44)	(.46)	(.20)
Dividends from net realized gain on investments	–	–	(.01)	(.00)[c]	–
Total Distributions	(.45)	(.45)	(.45)	(.46)	(.20)
Net asset value, end of period	13.50	13.81	13.98	13.85	13.44
Total Return (%)[d]	1.02	2.08	4.30	6.58	(.80)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.74	1.76	1.74	1.82	2.14[f]
Ratio of net expenses to average net assets	1.44	1.44	1.44	1.44	1.45[f]
Ratio of net investment income to average net assets	3.32	3.29	3.20	3.24	3.57[f]
Portfolio Turnover Rate	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	7,549	611	539	433	23

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
[f] *Annualized.*
See notes to financial statements.

Class Z Shares	Year Ended August 31,				
	2007	2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.81	13.98	13.86	13.44	13.66
Investment Operations:					
Investment income—net[b]	.59	.59	.58	.60	.64
Net realized and unrealized gain (loss) on investments	(.30)	(.17)	.13	.42	(.23)
Total from Investment Operations	.29	.42	.71	1.02	.41
Distributions:					
Dividends from investment income—net	(.59)	(.59)	(.58)	(.60)	(.63)
Dividends from net realized gain on investments	–	–	(.01)	(.00)[c]	–
Total Distributions	(.59)	(.59)	(.59)	(.60)	(.63)
Net asset value, end of period	13.51	13.81	13.98	13.86	13.44
Total Return (%)	2.11	3.11	5.28	7.73	3.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.76	.77	.75	.75	.74
Ratio of net expenses to average net assets	.44	.44	.44	.45	.45
Ratio of net investment income to average net assets	4.31	4.30	4.21	4.37	4.62
Portfolio Turnover Rate	43.08	17.59	9.47	9.74	33.72
Net Assets, end of period ($ x 1,000)	268,420	192,404	207,034	215,510	231,453

[a] The fund commenced offering four classes of shares on March 31, 2003. The existing shares redesignated Class Z.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

At a meeting of the fund's Board of Directors held on July 17, 2007, the Board of Directors approved, effective January 1, 2008, to change the name of the fund from "Dreyfus Premier Select Municipal Bond Fund" to "Dreyfus Premier AMT Tax-Free Bond Fund".

As of the close of business on March 20, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier Select Intermediate Municipal Bond Fund ("Premier Select Intermediate") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Z shares of Premier Select Intermediate received Class A, Class B, Class C and Class Z shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Premier Select Intermediate at the time of the exchange. The net asset value of the fund's shares on the close of business March 20, 2007, after the reorganization was $13.89 for Class A, $13.90 for Class B, $13.89 for Class C and $13.90 for Class Z shares, and a total of 1,170,358 Class A shares, 121,213 Class B shares, 343,004 Class C shares and 6,698,718 Class Z shares, representing net assets of $115,816,396 (including $2,991,757 net unrealized appreciation on investments) were issued to Premier Select Intermediate's shareholders in the exchange. The exchange was a tax-free event to Premier Select Intermediate shareholders.

As of the close of business on March 13, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Premier State Municipal Bond Fund, Texas Series ("Premier State Texas") were transferred to the fund in exchange for corresponding class of shares of Common Stock of the fund of equal value. Shareholders of Class A, Class B and Class C shares of Premier State Texas received Class A, Class B and Class C shares of the fund, respectively, in each case in an equal amount to the aggregate net asset value of their investment in Premier State Texas at the time of the exchange. The net asset value of the fund's shares on the close of business March 13, 2007, after the reorganization was $13.91 for Class A, $13.91 for Class B and $13.90 for Class C, and a total of 3,321,406 Class A shares, 144,100 Class B shares and 127,123 Class C shares, representing net assets of $49,963,115 (including $1,858,622 net unrealized appreciation on investments) were issued to Premier State Texas shareholders in the exchange. The exchange was a tax-free event to Premier State Texas shareholders.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding options and financial futures on municipal and U.S. treasury securities) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At August 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $252,512, accumulated capital losses $2,561,989 and net unrealized appreciation $2,601,599. In addition, the fund had $408,388 of capital losses realized after October 31, 2006 which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2007. If not applied, $454,783 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009, $1,278,066 expires in fiscal 2010, $74,950 expires in fiscal 2012 and $7,447 expires in fiscal 2013.

The tax characters of distributions paid to shareholders during the fiscal periods ended August 31, 2007 and August 31, 2006 were as follows: tax exempt income $11,495,182 and $8,648,925, respectively.

During the period ended August 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment of amortization adjustments and capital loss carryover from fund merger, the fund decreased accumulated undistributed investment income-net by $29,076, decreased accumulated net realized gain (loss) by the $59,582 and increased paid-in capital by $88,658. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended August 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees, (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $820,831 during the period ended August 31, 2007.

During the period ended August 31, 2007, the Distributor retained $914 from commissions earned on sales of the fund's Class A shares, and $18,654 and $1,838 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended August 31, 2007, Class B and Class C shares were charged $9,667 and $26,828, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended August 31, 2007, Class Z shares were charged $109,097 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service

Agents. During the period ended August 31, 2007, Class A, Class B and Class C shares were charged $90,245, $4,833 and $8,943, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended August 31, 2007, the fund was charged $62,390 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund compensates The Bank of New York, an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. For the two months ended August 31, 2007, the fund was charged $6,748 pursuant to the custody agreement.

During the period ended August 31, 2007, the fund was charged $4,539 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $177,743, Rule 12b-1 distribution plan fees $6,166, shareholder services plan fees $18,191, chief compliance officer fees $2,009 and transfer per account fees $6,348, which are offset against an expense reimbursement currently in effect in the amount of $80,816.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended August 31, 2007, amounted to $259,221,288, and $114,682,527, respectively.

At August 31, 2007, the cost of investments for federal income tax purposes was $360,277,215; accordingly, accumulated net unrealized appreciation on investments was $2,601,599, consisting of $5,935,195 gross unrealized appreciation and $3,333,596 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Select Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments of Dreyfus Premier Select Municipal Bond Fund (one of the funds comprising Dreyfus Municipal Funds, Inc.) as of August 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of August 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Select Municipal Bond Fund at August 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
October 15, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended August 31, 2007 as "exempt-interest dividends" (not generally subject to regular federal income tax).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for 2007 calendar year on Form 1099-INT, both which will be mailed by January 31, 2008.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance.</u> The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group")

and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statement currently available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and the fund's actual management fee and total expense ratio (based on Class A shares) were lower than the respective Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of yield and total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. Because the fund's Class A shares have only three years of performance history, the Board also reviewed performance results for the fund's Class Z shares, which is the fund's oldest share class. The Board noted that the total returns for the fund's Class Z shares were higher than the Performance Group and Performance Universe medians for each reported time period up to 10 years. The Board noted that Class A shares performance was somewhat lower than the Class Z shares performance and was lower than the Performance Group medians but higher than the Performance Universe medians for each reported time period. On a yield performance basis, the Board noted that the 1-year yield performance for Class Z shares was higher than the Performance Group median for 8 of the 10 past calendar years and higher than the Performance Universe median for each of the 10 past calendar years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the past year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director
- Ivory Investment Management, L.P., a registered investment advisor to three private funds, Senior Advisor

No. of Portfolios for which Board Member Serves: 163

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee.

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 88

William Hodding Carter III (72)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
- President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
- The Century Foundation, Emeritus Director
- The Enterprise Corporation of the Delta, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

Joni Evans (65)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Richard C. Leone (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
• The American Prospect, Director
• Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

Hans C. Mautner (69)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

No. of Portfolios for which Board Member Serves: 27

————————

Robin A. Melvin (43)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (56)
Board Member (1991)

Principal Occupation During Past 5 Years:
- President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of Brookfield Financial Properties, Inc.
- Senior Counsel of Weil, Gotshal & Manges, LLP
- Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
- Emigrant Savings Bank, Director
- Wellpoint, Inc., Director
- Visiting Nurse Service of New York, Director
- Columbia University, Trustee
- Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Select Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DMUAX   Class B: DMUBX   Class C: DMUCX
Class Z: DRMBX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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